EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MARCH 11, 2002

Telefónica, S.A.

(Exact name of Registrant as specified in its charter)

The Spanish Telephone Company

(Translation of Registrant's name into English)

Gran Via 28
28013 Madrid, Spain 3491-459-3050
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F_X_ FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO_X_

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA, S.A.

TABLE OF CONTENTS

Item 1


Second Investor Conference
March 2002, Sevilla
Telefónica
Luis Lada
Chairman & CEO
Telefónica
Móviles

Safe harbour

This presentation contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company .

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company´s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

Telefónica Móviles

Index

Telefónica Móviles

What has happened in the last 12 months?

SECTOR FEATURES

- ✓ TMT's strongly penalized in the capital markets.
- ✓ Delays in UMTS availability, which opens a wider time-window to develop new wireless data services & applications
- ✓ Initiatives tending to a more flexible regulatory environment in order to ensure roll-out of 3G networks

TEM'S PERFORMANCE

- ✓ Maintained competitive position
- ✓ Strong capital structure
- ✓ Capex rationalization
- ✓ Successful management of "acquisition" and "retention"
- ✓ Leading innovation with sound track record in wireless data services & revenues
- ✓ Free cash-flow generation

FLEXIBILITY TO RAPIDLY REALIGN OUR STRATEGY

Telefónica Móviles

We have delivered significant growth rates despite adverse economic factors

Consolidated Proforma Figures	2001A	2001A growth
Managed customer base (MM)	29.8	28.3%
Operating revenues (MM€)	8,411	13.6%
EBITDA (MM€)	3,334	36.0%
EBITDA margin	40%	+6.5 p.p.
EBIT (MM€)	2,076	47.0%
Net income (MM€)	893	51.3%
CAPEX[1]/operating revenues	20%	-5.9 p.p.
Free cash-flow (MM€)	871	c.s.

GENERATING HIGHER CASH-FLOWS THAN FORECASTED

[1] Capex ex-UMTS licences
FCF = EBITDA + D&A – Taxes - CAPEX – Net financial expenses

We are here to address your concerns regarding TEM

Spain

- Will data revenues offset lower voice ARPUs?
- Are current EBITDA levels in Spain sustainable in the long term?
- How will capex evolve considering 3G network roll-out?
- How will you manage increasing competition & potential regulatory pressure?

3G European start-ups

- Is there any reason to continue?
- Can non-recourse vendor financing be arranged?
- Magnitude of EBITDA losses, capex & funding requirement for 3G operations

Latin America

- Credible Latin American growth story?
- Impact of the Argentinean peso devaluation
- Development of TEM-PT JV in Brazil: targets & timing
- What are your plans to increase your footprint in Mexico?

Telefónica Móviles

The cornerstone of our strategy continues to be incremental growth,returns and free cash flow generation



Consolidate leadership in Spain & Latam
Manage our optionality in Europe
Roll out of new S&A to boost usage
Capex optimisation & operating efficiency
Analyse new business opportunities
MAXIMIZE MEDIUM TERM GROWTH, RETURNS & FCF GENERATION

Telefónica Móviles

We will continue leveraging synergies from being part of the Group



terra lycos
• Content provider
• 20% of Terra Mobile
Telefónica
• Financing
• Procurement
• Management
• Brand name
Telefónica
Wireline in Spain
Telefónica
Wireline in Latam
• Distribution networks
• Network infrastructure
ADMIRA
• Content provider
• Games ...
Telefónica
Móviles
Telefónica
Data
• Infrastructures
• IT Systems
Telefónica
I+D
• IT Systems
ATENTO
• Call centers
TPI
• Content provider

Telefónica Móviles

Index

- 2001 AT A GLANCE & STRATEGIC OUTLOOK
- BUSINESS REVIEW BY GEOGRAPHICAL AREA
  - TEM ESPAÑA: SETTING A NEW PARADIGM
  - EUROPEAN START-UPS: ALIGNING STRATEGY TO CURRENT SCENARIO
  - LATIN AMERICA: OPERATIONS ADAPTED TO ECONOMIC ENVIRONMENT
  - MEDITERRANEAN BASIN: CONSOLIDATING OUR POSITION
- GROUP'S FINANCIALS
- CONCLUSIONS

Telefónica Móviles

In 2001 TEM España outperformed the European wireless sector

- ✓ Quarterly net adds growth
- ✓ Significant reduction in churn rates
- ✓ Stable customer market share & higher traffic share
- ✓ Increased usage of our networks
- ✓ ARPU performance in line with peers
- ✓ Records in EBITDA margin
- ✓ Increased capex productivity

Exceptionally positive results achieved in 2001

	2001 A	2001 A growth
Customers (MM)	16.8	+23%
Operating Revenues (MM€)	5,736	+20%
EBITDA (MM€)	2,816	+57%
EBITDA margin	49.1%	+11.8 p.p
Capex[1] / Revenues	13.6%	-5.4 p.p

[1] Capex ex-UMTS licence

Telefónica Móviles

With an operational strategy focused on customer profitability key drivers


TOP LINE GROWTH
CONNECTIONS & ARPU EXPANSION
EBITDA GROWTH
OPERATING PROFITABILITY PER CUSTOMER (EBITDA/CUSTOMER)
CAPEX OPTIMISATION
RESOURCES LINKED TO REVENUE GENERATION (CAPEX/CUSTOMER) (CAPEX/REVENUES)
FOCUS ON FREE CASH FLOW PER CUSTOMER

WE WILL CAPITALIZE ON OUR EXCELLENT CURRENT POSITION GOING FORWARD

Telefónica Móviles

There's room for significant growth in revenue generation

Increase number of connections

Usage levels of existing services are far away from saturation

Launch new services to boost usage

ACQUIRING NEW CUSTOMERS & EXTRACTING HIGHER VALUE FROM EXISTING CUSTOMER BASE

We are already increasing the usage of our networks



78,6
95,1
21%
36%
2000
2001
CPC
SMSs/CPC

	2000	2001
Total SMS (MM)	2,276	6,307
% Data/Customer Rev.	7.9%	13.4%
% Data/ARPU	5.9%	10.4%

- Different usage patterns depending on average customer life in the company
- Decreasing weight of "new" customers will smooth the dilution effect on blended figures

Usage patterns of "old" customers show promising trends
(customers > 36 months as of Dec 01)

Outgoing MOU/sub./month



110
105
100
95
90
4Q 00
1Q 01
2Q 01
3Q 01
4Q 01

Outgoing SMS/sub./month



12
10
8
6
4Q 00
1Q 01
2Q 01
3Q 01
4Q 01

CPC: Communications per customer per month. Includes voice & data communications.

Telefónica Móviles

2001 revenue is mainly Voice-driven

FROM \ TO	PERSON	MACHINE

PERSON	• Voice
	• Voice VPN
	(98.1%)
	• SMS Basic
	• SMS Groups
	• SMS Chat
		• M-Entertainment
		• Data access
		  • Internet/Intranet
		  • WAP access
		(1.2%)

MACHINE	• Alerts • SMS • LBS Services • M-Advertising (0.6%)	• Fleet management & LBS • Telemetry (0.1%)

Voice Revenues 89.6% | Data Revenues 10.4%

% Revenues / ARPU

Telefónica Móviles

Innovation will result in significant changes in the 2005 revenue mix

To

From	PERSON	MACHINE

PERSON	• Voice
	• Voice VPN
	• Videoconference
	80%-85%
	• SMS/EMS/MMS/IM
	• Unified Messaging
	• P2P Gaming/Dating
		• Voice portal
		• M-commerce
		  • Mobipay
		  • Micropayment
		• M-Entertainment
		• Data access
		  • Internet/Intranet
		  • Pocket Office/Data VPN
		12-17%

MACHINE	• Alerts
	  • SMS push
	  • WAP push
	• LBS Push Services
	• M-Advertising & Promotions
	2%-3%
		• Automotion & LBS
		• Vending
		• Fleet management & LBS
		• Telemetry
		0.25%-0.5%

	Voice Revenues 75%-70%	Data Revenues 25-30%

% Revenues / ARPU

Telefónica Móviles

We are building the new "ecosystem"

- **By establishing alliances along the value chain**



Content providers & Applications developers
Mobile portal
Wireless ISP
Mobile operator
Infrastructure & Handset providers
Mitsui
terra lycos
ADMIRA
TPI
terra mobile
emocion
Telefónica Móviles
ERICSSON
NOKIA
Microsoft
OPENWAVE
COMVERSE
CMG
PAYMENT PLATFORMS
mobipay
IT PROVIDERS
hp
COMPAQ
ORACLE
intel
IBM
DEVELOPER COMMUNITIES
MovilForum

- **By designing new business models for revenue sharing**

Telefónica Móviles

Emphasis on increasing customer value & efficiency to boost profitability

Manage customer mix to maximize cash-flow generation

Taking advantage of a centralized handset procurement model

Maintaining "Best in class" practices

OPTIMISING COST STRUCTURE TO ENHANCE OPERATING EFFICIENCY

Telefónica Móviles

Capex optimisation & asset base rationalization

- High capex productivity: gross capex= technical depreciation



Asset turnover
58%
93%
2000
2001



Net asset/
communication
3.11
2.05
2000
2001

- Further gross capex reduction despite UMTS roll-out
- Open to network sharing agreements to further reduce capex

MAINTAINING CAPITAL EMPLOYED TO IMPROVE RETURNS

We have a clearer outlook in the regulatory environment

In RJ we pointed out		And since then ...
• Number portability	→	• No significant impact on our customer base
• Termination fees	→	• 17% cut in termination fees in 2001
• Spectrum fee	→	• 75% reduction in 2002 • Stable framework for the next 4 years
• New players	→	• Additional spectrum for existing 2G players • No additional GSM licenses • MVNOs' regulation based on "allowing but not imposing"

PROACTIVE APPROACH TOWARDS REGULATION

Telefónica Móviles

Spain: Financial projections

Financial figures in Euros	CAGR 01-05
Customers (MM)	3%-7%
Operating revenues	8%-12%
EBITDA	7%-11%
EBITDA margin by 2005	47%-51%
Capex	(3%)- 1%
Capex/operating revenues by 2005	7%-11%

FURTHER FCF GENERATION

Telefónica Móviles

Index

- 2001 AT GLANCE & STRATEGIC OUTLOOK
- BUSINESS REVIEW BY GEOGRAPHICAL AREA
  - TEM ESPAÑA: SETTING A NEW PARADIGM
  - EUROPEAN START-UPS: ALIGNING STRATEGY TO CURRENT SCENARIO
  - LATIN AMERICA: OPERATIONS ADAPTED TO ECONOMIC ENVIRONMENT
  - MEDITERRANEAN BASIN: CONSOLIDATING OUR POSITION
- GROUP'S FINANCIALS
- CONCLUSIONS

Telefónica Móviles

TEM's strategy in Germany

ROLL-OUT OF GSM/GPRS OPERATIONS WITH A CONSERVATIVE ENTRY STRATEGY

- Soft commercial launch targeted at specific segments to:
  - Limit financial exposure
  - Position brand name attributes
  - Reduce future migration costs
- Transparent, flexible, simple & competitive pricing offer
- Multichannel distribution strategy to reach targeted segments
- Targeted P&S portfolio focused on lifestyle segmentation

BUILD UP UMTS NETWORK

- G3G will own 50% of 1 of the 3 strongest UMTS networks to be built in Germany

OPEN TO OPTIONS BASED ON ACHIEVING ATTRACTIVE RETURNS

MANAGING TEM'S OPTIONALITY LIMITING FINANCIAL NEEDS

Telefónica Móviles

Group 3G: key goals already achieved

One year ago we mentioned	And since then ...
Potential network sharing agreements	• Agreement with E-Plus • Infrastructure sharing & area sharing • Access to E-Plus' sites
External financing	• Non-recourse vendor financing • Potential additional external financing
Launch of operations as a MVNO	• Attractive roaming terms • "QUAM"'s GSM/GPRS services launched

IMPROVING G3G'S BUSINESS PLAN

Telefónica Móviles

Group 3G: TEM's maximum financial exposure

Figures for 100% of Group 3G
2002-2003E

(MM€)

+ EBITDA losses [1]	650-750
+ Capex	650-750
= Additional funding	1,300-1,500
- Non recourse vendor financing	500-600
+ Additional external financing + TEM's loans	

FINANCIAL CAP: 800-900 MM€ in 2002-2003

[1] EBITDA losses without capitalizing any opex

Telefónica Móviles

Strategy in Italy

IPSE 2000 OPTIONS

EXIT IMMEDIATELY

- Loss of optionality
- Benefits competitors for free

ROLL-OUT OF GSM/GPRS SERVICES TODAY

- Limited scope to be profitable with GSM/GPRS services under current conditions
- Network sharing agreements not signed
- Increasing financial needs in the short term

UMTS BUSINESS MODEL

- Allows resource concentration during technology changing periods
- Additional time to negotiate roaming & network sharing agreements for UMTS launch

FINANCIAL CAP < 100MM€ expenses in 2002

Telefónica Móviles

Strategy in Austria & Switzerland

- Reduced levels of operations while analysing potential 2G roaming/UMTS network sharing agreements
- Management of operations within Germany, benefiting from geographical proximity, common language & leveraging on other synergies
- Exploring new data business model

Reducing start-up costs until UMTS is launched

STRATEGY FOLLOWED IN EACH COUNTRY IS CONTINGENT ON MARKET'S CONDITIONS

Telefónica Móviles

Index

Telefónica Móviles

In 2001 we have reinforced our position as a leading pan-regional operator in Latin America, with presence in the largest markets

#2 POSITION FOR THE TIME BEING



30%
México
Central America
29%
62%
Peru
Brazil
65%
Chile
32%
25%
Argentina
M.Share in areas of operations

Obtaining group sound results, despite the adverse economic environment, due to our capacity to react and anticipate

	2001A	2001A growth[1]
Managed customer base[2]	11,881	31.6%
Revenues[3] (MM€)	2,686	14.4%
EBITDA[3] (MM€)	684	12.8%
EBITDA margin[3]	26%	-1.6 p.p.
Capex/revenues[3]	22%	(-17.4 p.p.)

[1] Growth in 2000 constant exchange rates.
[2] Figures include TeleLeste and wireless companies in Chile & Puerto Rico.
[3] Fully consolidated companies.

Telefónica Móviles

We are positioned our companies to strongly benefit from future economic recovery


2001 Capex figures
taken as Base 100 index
900
700
500
300
100
2001
2002
2003
2004
2005
SELF-FINANCING
GROWING
OPERATING CASH-
FLOW GENERATION
EBITDA - CAPEX

Aggregated figures for fully consolidated companies, including TeleLeste

Telefónica Móviles

Focusing on key markets with tailored strategies due to specific country characteristics

TEM IS PRESENT IN THE HIGHEST GROWTH REGIONS



Mexico

Penetration	2001E	2005E
Total country	**21%**	**39%**

Brazil

Penetration	2001E	2005E
Total country	**17%**	**31%**
TEM/PT areas		
Sao Paolo (city)	**30%**	**52%**
Sao Paolo (suburbs)	**16%**	**32%**
R. Janeiro & E. Santo	**28%**	**46%**
R. Grande do Sul	**25%**	**44%**
S. Catarina & Parana	**16%**	**35%**
Bahia & Sergipe	**9%**	**16%**

Telefónica Móviles

Source: Pyramid Research

TEM-PT JV: Reinforcing our competitive position in Brazil

JV CONSTITUTION

- Valuation & shareholder structure agreed
- Awaiting definitive SMP regulation
- Several initiatives carried out to pave the way for a rapid constitution of the JV
- Capturing significant synergies

CONSTITUTION EXPECTED DURING 1H02

Telefónica Móviles

TEM–PT JV in Brazil: Key proforma figures

Aggregated figures [1]	2000A	2001A
Customer base (MM)	9,395	11,601
Market share in area of operations	60%	60.8%
Revenues (MM Reais)	5,634	6,291
EBITDA (MM Reais)	1,747	1,931
EBITDA margin	31%	30,7%
Connections/employee	1,243	1,752

Brazilian average ~ 900

#1 wireless operator in Brazil (01E)



41%
11.6
16%
4.5
9%
2.7
JV
TIM
Bell South
Customers (MM)
Market Share

Outperforming competitors (01E)



2.2
66%
0.6
36%
0.3
25%
JV
TIM
Bell South
Net Adds (MM)
M. Share of Net Adds in areas of operation

[1] Includes Telesp Celular, Global Telecom, TeleSudeste Celular, Celular CRT & TeleLeste Celular

Telefonica Móviles

TEM-PT JV: Strategy driven by growth & profitability

JV STRATEGY

- Focus on customer & dealers loyalty
- VAS take-off from 2003
- Further improvements in productivity & efficiency
- Capture additional synergies

TEM-PT JV: Strong growth potential

Figures in Reais	TEM's subsidiaries CAGR 01-05
Customers	6%-10%
Operating revenues	5%-9%
EBITDA	11%-15%
EBITDA margin by 2005	44%-48%
Capex	0%-4%
Capex/revenues by 2005	19%-23%

EBITDA before management fees

Mexico: Once the take-over process has been completed, we will focus our operations on customer growth

1Q 01	2Q 01	3Q 01	4Q01
• Management take-over • Introduction of TEM's model • Clean-up of the customer base	• Loyalty actions • New distribution channels	• Effective transfer of assets • New platform of services	• Launch of MoviStar brand • New platform of services
2,309 net adds	28,126 net adds	43,155 net adds	108,853 net adds

2002-2005

- **Customer base expansion**
- **Consolidate brand positioning**
- **Enhanced commercial offer**
- **New IT systems**
- **Improved operating efficiency & productivity**

Figures in local currency

	CAGR 01-05
Customers	17%21%
Revenues	16%-20%
EBITDA	54%-58%
EBITDA margin by 2005	38%-42%
Capex	(7%-11%)
Capex/revenues by 2005	7%-11%

HIGH GROWTH POTENTIAL FROM CURRENT OPERATIONS TO BE STRENGTHENED BY NEW BUSINESS OPPORTUNITIES IN THE COUNTRY

The Mexican cellular market at a glance



Total subscribers (000)
2001E: 21MM subs
689
1,022
1,741
3,349
7,732
14,078
20,714
1995
1996
1997
1998
1999
2000
Nov-01



Penetration (%)
Fixed line
Wireless
9.6
9.5
9.8
10.3
11.2
12.4
13.0
0.8
1.1
1.8
3.5
8.0
14.2
17.3
1995
1996
1997
1998
1999
2000
jun-01



Total minutes (MM)
1,151
1,241
1,481
2,761
5,152
10,974
11,628
1995
1996
1997
1998
1999
2000
oct-01

- Low penetration levels: 21% declared vs. 16% active estimated by 2001
- Fragmented market without effective nationwide competition
- During 1990-2000 the telecoms sector grew 4x above the Mexican economy average
- Fastest growing wireless market in the region & globally
- High ARPUs compared with other countries in the region
- High population density requires smaller efforts to roll-out coverage



Latin American wireless customers (2001E)
Argentina 9%
Brazil 36%
Chile 6%
Mexico 26%
Others 23%

Telefónica Móviles

Sources: Cofetel, Pyramid Group, and Company Data

Becoming Mexico's second largest wireless operator

Telefónica Móviles + PEGASO → The combined entity begins operations with more than 2 million active subscribers

- Network capacity already in place in the high growth areas
- Immediate access to Mexico D.F. (20MM POPs)
- Nationwide PCS licenses with optimal spectrum allocation
- Solid distribution network: >3,500 POS
- Seamless nationwide roaming agreement with the US & Mexico
- Economies of scale & benefits from synergies

BECOMING THE UNIQUE REAL ALTERNATIVE TO THE INCUMBENT OPERATOR

Telefónica Móviles

Transaction structure

Stage I

- Acquisition of 65% of Pegaso from Sprint, Leap Wireless, Qualcomm & other financial investors
- Capital increase to improve Pegaso's capital structure

Initial Structure

Burillo Group — 35% → Pegaso

Telefónica Móviles — 65% → Pegaso

Telefónica Móviles — 100% → Telefónica MoviStar

Stage II

- Combination of TEM Mexico with Pegaso
- Burillo Group remains as a shareholder in the new company, contributing with its knowledge of the Mexican market

Final Structure[1]

Burillo Group — ≈8-10% → Pegaso + TEM Mexico

Telefónica Móviles — ≈ 90-92% → Pegaso + TEM Mexico

1 The final economic stakes will depend on the total amount of the capital increase to be subscribed by each party

Transaction key terms

Price & payment consideration

- Pegaso's EV: US$1,360MM
- Acquisition of 65% economic stake of Pegaso for US$70MM
- TEM's pro-rata share of capital increase to be defined
- All Cash

Approvals Needed

- Subject to Cofetel, Anti-Trust Commission & Foreign Investment Commission approval
- Expected closing in 2H02

Corporate Governance

- TEM will appoint 9 out of 11 Board directors of the new entity
- Mr. Burillo will remain as non Executive Chairman of the combined entity
- TEM's management take over to take place upon completion of all regulatory approvals

Argentina: Maintaining efficiency ratios while waiting for a recovery and potential changes in the competitive environment

2001

- Less than 10% of TEM's 2001 revenues & 3% of consolidated EBITDA
- Devaluation impact: €297MM
- Opex & capex rationalization
- q-o-q improvements in margins

2002E

- Reduced commercial activity
- Strict cost control policies
- Capex adapted to market conditions

WE ARE MANAGING THE CRISIS SCENARIO TO LIMIT ADVERSE EFFECTS ON OPERATIONS

Telefónica Móviles

Latam: Financial projections

	CAGR 01-05	
	Fully consolidated companies[1]	Managed companies[2]
Customers (MM)	7%-11%	7%-11%
Operating revenues	4%-8%	5%-9%
EBITDA	14%-18%	16%-20%
EBITDA margin by 2005	38%-42%	39%-43%
Capex	(5%-9%)	(4%-8%)
Capex/revenues by 2005	12%-16%	12%-16%

[1] 2001 figures include TeleLeste Celular. Aggregated figures
[2] Aggregated figures, including Chile & P. Rico.
Financial figures in Euros with constant exchange rates except in Argentina.

Telefónica Móviles

Index

- 2001 AT A GLANCE & STRATEGIC OUTLOOK
- BUSINESS REVIEW BY GEOGRAPHICAL AREA
  - TEM ESPAÑA: SETTING A NEW PARADIGM
  - EUROPEAN START-UPS: ALIGNING STRATEGY TO CURRENT SCENARIO
  - LATIN AMERICA: OPERATIONS ADAPTED TO ECONOMIC ENVIRONMENT
  - MEDITERRANEAN BASIN: CONSOLIDATING OUR POSITION
- GROUP'S FINANCIALS
- CONCLUSIONS

Telefónica Móviles

Consolidating our position in Morocco

MEDITEL

- Significant customer expansion in 2001, exceeding expectations
- Improved competitive position
- Solid financial results
- Strong growth potential
- Local management expertise to leverage on the region

Adjusted EBITDA[1] already in the black

1 Excluding non-recurrent provisions

Telefónica Móviles

Index

Telefónica Móviles

Strong capital structure

	2001A
Consolidated net debt	€9.013 Bn
Proportionate net debt	€6.875 Bn
Proport. net debt / market capitalization[1]	20%
Proport. net debt/ proportionate EBITDA	2.1x

[1] Market capitalization as of March 4, 2002

Telefónica Móviles

Financial projections

Figures in constant Euros

		CAGR 01-05
Managed Customers	pre-European start ups	6%-10%
	post- European start ups	10%-14%
Operating revenues	pre-European start ups	8%-12%
	post- European start ups	12%-146%
EBITDA	pre-European start ups	10%-14%
	post- European start ups	9%-13%
EBITDA margin by 2005	pre-European start ups	42%-46%
	post- European start ups	33%-37%
Capex	pre-European start ups	(1%-5%)
	post- European start ups	(1%)-3%
Capex/Revenues by 2005	pre-European start ups	8%-12%
	post- European start ups	10%-14%
Average FCF (MM€)	pre-European start ups	1,600-1,800
	post- European start ups	800-1,000

Figures based on consolidation sphere as of January 2002, including TeleLeste Celular by the full consolidation method since 2001.
Figures in Euros with constant exchange rates except for Argentinean Peso.

Telefónica Móviles

Index

Telefónica Móviles

We are addressing your concerns on TEM

Spain

- Will data revenues offset lower voice ARPUs?
- Are current EBITDA levels in Spain sustainable in the long term?
- How will capex evolve considering 3G network roll-out?
- How will TEM manage increasing competition & potential regulatory pressure?

TEM's strategy

- Active management of customer base to maintain leading position
- Launching new services to increase ARPU
- Improving operating & capex efficiency to maintain EBITDA margins & increase FCF generation
- Proactive approach towards regulation & competition

Telefónica Móviles

We are addressing your concerns on TEM

3G European start-ups

- Is there any reason to continue?
- Can non-recourse vendor financing be arranged?
- Magnitude of EBITDA losses, capex & funding requirements

TEM's strategy

- Open to options based on achieving attractive returns
- Limiting financial exposure on 2G operations
- Building a valuable UMTS network in Germany with non recourse vendor financing
- Working to further improve business plans

Telefónica Móviles

We are addressing your concerns on TEM

Latin America

- Credible Latin American growth story?
- Impact of the Argentinean peso devaluation
- Development of TEM-PT JV in Brazil: targets & timing
- What are TEM's plans to increase your footprint in Mexico?

TEM's strategy

- Strengthening position in high growth potential countries
- Prepared operations for economic recovery
- TEM-PT JV in progress, capturing significant synergies
- Low exposure to Argentina
- Creating the second largest operator in Mexico

Telefónica Móviles

Conclusion

WE ARE WORKING TO FACE MAJOR INDUSTRY & TEM - SPECIFIC CHALLENGES WITH THE ULTIMATE GOAL TO MAXIMIZE GROWTH, RETURNS & FREE CASH-FLOW GENERATION IN THE MEDIUM TERM

Telefónica Móviles

Telefónica

Móviles

Item 2

Telefónica

Second Investor Conference

March 7, 2002, Seville

ADMIRA

Luis Abril

Executive Chairman, Admira

ADMIRA

Safe harbour

This presentation contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company .

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company´s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

Telefónica

ADMIRA

“Refocusing Admira to capture the value of our media assets”

Telefónica

ADMIRA

Contents

Admira Today	**Solid positions built in three key media businesses: Broadcast, Content and Pay-TV / Distribution**
2001 Results	Mixed performance on top of a complex industry environment: Still disappointing for Telefónica
Management focus and strategic priorities	Maximum priority on performance and business restructuring to unlock value for Telefónica

Telefónica

ADMIRA

Since 1997, Telefónica has taken positions along the media value chain ...

X% Admira's stake

1997		1998-1999		2000-2001	
Antena 3	47%	Onda Cero Radio	100%	endemol	100%
Lolafilms	70%	Radio Voz	100%	Euroleague	100%
	100%	Patagonik Film Group	30%	rodven	51%
TYC	20%	art media	100%	Media Park	25%
Vía digital	49%	PEARSON	5%		
	23%	Telefé	100%		
Admira Sport	100%	Azul Televisión	50%		
	40%	Continental	100%		
		TVI	100%		

Telefónica

ADMIRA

... and has assembled a portfolio of media assets along three business lines

Free-to-air TV and radio

- 27.3% of the Spanish TV ad market
- Telefé: Highest audience share in Argentina (38%)
- Second private radio broadcaster in Spain

Telefónica

ADMIRA

*Our free-to-air TV and radio business could currently be one of the top seven European media groups by market capitalization**

€ Million



Market cap.
661
1.186
2.328
2.514
2,600-
3,000
2.737
1.090
6.317
6.659
6.888
9.920
Recoletos
Pro 7
Prisa
Soge cable
Admira**
Carlton
M6
TF1
Granada
RTL
Mediaset

* Estimated from EBITDA 2002 for Admira

** Free-to-air TV and radio business

Telefónica

ADMIRA

... and has assembled a portfolio of media assets along three business lines

Free-to-air TV and radio

Antena 3

Onda Cero Radio

Telefé

Azul Televisión

- 27.3% of the Spanish TV ad market
- Telefé: Highest audience share in Argentina (38%)
- Second private radio broadcaster in Spain

Content

endemol

Admira Sport

Media Park

rodven

Lolafilms

- Systematic development of new formats
- Subsidiaries and joint ventures in 20 countries

Telefónica

ADMIRA

... and has assembled a portfolio of media assets along three business lines

Free-to-air TV and radio	Content	Pay-TV and distribution
Antena 3	endemol	Vía digital
Onda Cero Radio, Telefé, Azul Televisión	Admira Sport, Media Park, rodven, Lolafilms	Hispasat

Free-to-air TV and radio

- 27.3% of the Spanish TV ad market
- Telefé: Highest audience share in Argentina (38%)
- Second private radio broadcaster in Spain

Content

- Systematic development of new formats
- Subsidiaries and joint ventures in 20 countries

Pay-TV and distribution

- Subscriber growth from 450,000 in 1999 to 806,000 in 2001
- 19% ARPU increase

Telefónica

ADMIRA

Contents

Admira Today	Solid positions built in three key media businesses: Broadcast, Content and Pay-TV / Distribution
2001 Results	**Mixed performance on top of a complex industry environment: Still disappointing for Telefónica**
Management focus and strategic priorities	Maximum priority on performance and business restructuring to unlock value for Telefónica

Telefónica

Complex industry environment: a sharp fall in the advertising market...

Global ad growth 2001 forecast



Annual growth
Expectations at start of 2001
End of 2001 figures
2.4%
3.7%
5.4%
7.7%
-2.0%
-4.3%
-8.0%
-9.5%
1Q01
2Q01
3Q01
4Q01
5.4%
-5.7%
11.1pp

ADMIRA

...affecting the industry as a whole

Global media sector performance


120
110
100
90
80
70
60
1-Jan-01
1-Feb-01
1-Mar-01
1-Apr-01
1-May-01
1-Jun-01
1-Jul-01
1-Aug-01
1-Sep-01
1-Oct-01
1-Nov-01
1-Dec-01
Global Media
Global Media relative to market

2001 price performance by region	
US	-8.7%
Europe	-31.5%
Asia	2.1%

2001 price performance by subsector	
Professional publishing	-28.6%
Magazines	-20.2%
Broadcasting	-32.3%
Pay-TV	-22.9%
Music&Entertainment	-6.2%
Advertising	-14.2%

- The global media sector fell 16% in 2001 despite strong performance in the final quarter
- Europe ended the year with a 31% fall being the worst performing region
- Broadcasting suffered the biggest share price declines falling by an average of 32%

Telefónica

ADMIRA

Admira's 2001 results have shown mixed performance still disappointing for Telefónica

	2001	2000
Revenues	1,403.1	723.9
EBITDA	152.5	13.6
Results from affiliates	(184.5)	(86.1)
Net income	(347.3)	(627.4)

- Improved EBITDA performance on certain units (primarily Endemol)
- Change in consolidation perimeter (full year for Endemol and ATCO)
- Worse than expected performance of affiliates (Vía Digital, A3TV)
- Substantial reduction in the negative contribution of extraordinaries (from €-607 M to €-70 M)

Telefónica

ADMIRA

Broadcast business
Antena 3 highlights

Antena 3



EBITDA (€ million)
-42.9%
196
112
2000
2001
Revenues (€ million)
-11.3%
600
532
2000
2001
X
EBITDA Margin
33%
21%
2000
2001

- Difficult advertising environment in Spain (down ~10% from 2000)
- Aggressive competition from public TV and loss of audience share from 21.5% to 20.4%
- Continued focus on high value audiences: 1.34 power ratio (advertising share/audience share)
- Efficiency initiatives in place but results still to come and further efforts will be required during 2002

Telefónica

Antena 3: disappointing performance in a difficult advertising environment

CAGR

Difficult advertising environment in Spain
Evolution of TV advertising market in Spain


+13.6%
-8.5%
1,768
2,081
2,280
2,086
1998
1999
2000
2001

Continued focus on high value audiences
Evolution of power ratio*
(TV market in Spain)


A3TV
T5
TVE
Autonomics
Others
1998
1999
2000
2001
Jan-02

Aggressive competition from public TV and loss of audience share
% audience share evolution (TV market in Spain)


35
30
25
20
15
TVE
A3TV
T5
1998
1999
2000
2001
Jan-02

Further efforts required in the efficiency front
Evolution of operating costs in A3 Group (€ Millions)


0.4%
491
493
2000
2001

* Advertising share/audience share

Content business
Endemol highlights

EBITDA (€ million)



31.3%
115*
151
2000
2001

Revenues (€ million)



47.9%
618*
914
2000
2001

EBITDA Margin



18.6%*
16.5%
2000
2001

- Positive revenue and EBITDA margin performance coming from geographical expansion and numerous new successful formats
- Proven scalability: able to deliver growth while sustaining margins
  - Systematic creativity
  - Flexible local structures

* Real for February to December 2000. January 2000 annualized

ADMIRA

Endemol: A diversified client base and flexible local structures

Client base
%Revenues 2001


Rest of the world
8,6%
Netherlands
19,8%
Germany
14,1%
Spain
12,3%
Italy
14,2%
U.K.
9,3%
France
13,8%
U.S.A.
5,9%
Latin America
2,0%

- **Systematic creativity has enabled successful formats consistently year after year**
- **Ability and skills to adapt different formats to local culture attributes**

Telefónica

ADMIRA

Pay TV and distribution business
Vía Digital highlights


EBITDA (€ million)
2000
2001
-299
-263
12.0%


Revenues (€ million)
27.7%
213
272
2000
2001


EBITDA Margin
2000
2001
-140%
-97%

- Positive but insufficient revenue evolution due to:
  - Increased subscriber base: 806,000 subscribers by year-end 2001 (173,000 net adds during 2001)
  - Increased average revenue per subscriber (of €32/month)
- Reduction of EBITDA losses but still far from break-even
- Deterioration in Net Income (€ 80M) due to extraordinaries
- Increased leverage of intra-group synergies

* Real for February to December 2000. January 2000 annualized

Telefónica

ADMIRA

Contents

Admira Today	Solid positions built in three key media businesses: Broadcast, Content and Pay-TV / Distribution
2001 Results	Mixed performance on top of a complex industry environment: Still disappointing for Telefónica
Management focus and strategic priorities	**Maximum priority on performance and business restructuring to unlock value for Telefónica**

Telefónica

ADMIRA

We will refocus Admira improving efficiency and capturing the strategic value for Telefónica

Focus on efficiency

Unlock strategic value

- **Consolidate a coherent traditional media, advertising-based group**
- Assess potential asset restructuring, or divestitures when Telefónica is not the natural owner
- Develop Admira's content business to support and benefit from broadband development in Telefónica

New Multiplatform Content Unit

Telefónica

ADMIRA

Consolidate a coherent traditional media, advertising-based group focusing on efficiency

Adjust cost structure to new economic environment

- Add flexibility to cost structure
- Aggressively reduce overheads
- Monetize existing assets (content, studios, ...)

Retain commercial emphasis on high value audiences

- Recover leadership in advertising efficiency
- Selective growth, adapting value proposition to target segments

Leverage the Group's position

- Capture new business opportunities with Telefonica's other units and partners
- Economies of scale and transfer of best practices
- Capture synergies and economies of scale by the combination of A3TV and Onda Cero

Telefónica

ADMIRA

We will refocus Admira improving efficiency and capturing the strategic value for Telefónica

Focus on efficiency

Unlock strategic value

- **Consolidate a coherent traditional media, advertising-based group**

- Assess potential asset restructuring, or divestitures when Telefónica is not the natural owner

- Develop Admira's content business to support and benefit from broadband development in Telefónica

New Multiplatform Content Unit

Telefónica

ADMIRA

Assess potential asset restructuring, or divestitures when Telefónica is not the natural owner: economic viability

Assess potential restructuring of certain assets

- Non-performing assets
- Businesses that could benefit from entry of new partners
- Businesses having synergies with other Group's assets

+

Selectively consider divestures

- Businesses where Telefónica is not the natural owner
- Non-core businesses
- Regulatory obligations

Telefónica

ADMIRA

We will refocus Admira improving efficiency and capturing the strategic value for Telefónica

Focus on efficiency

Unlock strategic value

- **Consolidate a coherent traditional media, advertising-based group**
- Assess potential asset restructuring, or divestitures when Telefónica is not the natural owner
- Develop Admira's content business to support and benefit from broadband development in Telefónica

New Multiplatform Content Unit

Telefónica

ADMIRA

Market forces drive the strategic importance of multiplatform content to foster broadband penetration

Estimated broadband penetration in Europe

Broadband penetration*



50
45
40
35
30
25
20
15
10
5
Incremental penetration with new services
Estimated penetration with current services
2001
2003
2005



Virtual models and tours
VOD and NVOD
Email, chat, and instant messaging
Walled Gardens
Video/audio streaming
"Click and talk" audio/video
Enhanced advertising
Unified messaging
On-line gaming
Enhanced programmin
PC- and cable-based telephony
Video conferencin

Multiplatform content

* Percent of online households

Source: market survey; analyst reports

Telefónica

ADMIRA

The strategic importance of content for Telefónica, lead us to take two major initiatives

① Press on with the development of our key content asset

endemol

② Create a new Unit responsible for the management and generation of multiplatform Broadband content

New Multiplatform Content Unit

Telefónica

ADMIRA

Endemol: a growth story with significant potential going forward

Multi-national
- Europe
- USA
- Latin America
- Rest of World

endemol

A leading global developer, producer and exploiter of creative and market driven entertainment, focusing on television and interactive content

Multiplatform
- TV
- Internet/BB
- Mobile
- PDA's

Multi-exploitation
- Formats
- Books
- Ready Made
- Video/DVD/CD

Telefónica

ADMIRA

A new unit will be created with a focus on developing multiplatform broadband content to extract all the value from the group's assets and capabilities

- Reorganize and focus the management of the Group's content assets
- Centralize content acquisition, maximizing Group's bargaining power and acquisition know-how to obtain the best available content
- Identify opportunities for intragroup synergies, developing new multiplatform content suitable for different networks and platforms

New Multiplatform content unit


Market
Content acqui-sition and mana-gement
Offe-ring develop ment
Telefónica

Telefónica

ADMIRA

In conclusion

- Our 2001 results show a disappointing performance in many of our units albeit an increasingly complex industry environment

- We will refocus Admira improving efficiency and capturing the strategic value for Telefónica
  - Consolidate a coherent traditional media, advertising-based group
  - Assess potential asset restructuring, or divestitures when Telefónica is not the natural owner
  - Develop Admira's content business to support broadband development in Telefónica

- We commit to set these initiatives in motion and report back to you on its progress

Telefónica

ADMIRA

Item 3

Second Inverstor Conference

March 2002, Sevilla

Telefónica

John de Mol

President and Chief Creative Officer Endemol

endemol

endemol

Safe harbour

This presentation contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company .

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company´s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

Telefónica

Empowered by Creativity

"Be market leader in providing and exploiting unique experiences. Using the power of TV, internet & mobile, to inform and to entertain."

Creativity, Critical Mass & Consumer Needs

CREATIVITY

TRY EVERYTHING, KEEP WHAT IS SUCCESFUL

CRITICAL MASS

FROM 1 TO 21 COUNTRIES

CONSUMER NEEDS

250 MILLION VIEWERS PER DAY!

Adoption Of Technological Changes

"Endemol aims to generate revenues with today's technologies and to maintain flexibility to adopt tomorrow's changes."


TV + INTERNET + MOBILE

The Natural Aggregator

"Television plays the role of a natural aggregator, giving the audience a 'lead' towards the possible usage of new features or services."


AS SEEN ON
TV
>>> INTERNET >>>>>>> MOBILE

Convergence vs Divergence


FORMAT:
1 against 100
Int.
Tv success
Internet
game
SMS
game
GPRS
game
Gaming
machine

Primetime to Lifetime

"Starting point is our powerful position on the television platform. From there we expand existing formats with other platforms, each with a specific business model."

Changing Advertiser - Consumer Relation

"Our new applications will be addressing a different share of the consumer's and advertiser's budget."



25%
31%
1%
4%
3%
22%
14%
Newspapers
Magazines
Television
Radio
Outdoor
Cinema
Direct Marketing

Year 2000: European advertising spend €128 billion

Source: FEDMA & Zenith Media

 0161870202 5³Draft

Expanding Experiences

Expand Creativity, Critical mass and understanding of Consumer needs

Adopt technological changes to directly generate revenues

Use TV as aggregator to provide consumers with lead to new applications

Enable existing and new formats with interactiviteproducts

Focus on quality of contact and effectiveness, from primetime to lifetime

Improve advertiser - consumer relationship by developing applications

endemol

Item 4

Telefónica

Second Investor Conference

March, 2002, Seville

Belén Amatriain Corbi

Executive President of Telefonica Publicidad e Informacion

TPI

Safe harbour

This presentation contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company .

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company´s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

Telefónica

Content

- Directories: A very attractive business, but why?

- 2001 results: Performance improvement and growth

- 2002 and beyond: Fully exploit current markets and build a new path for profitable growth

Directories: Originally an alphabetically arranged list of users

1920's

Alari Ballester, P. Vinos.—C. Sta. Eulalia, 23.	33611
Alás, Felipe. Ag. Aduanas.—P.º Gral. Mola, 3 ...	83562
Alás, Miguel. Gén. Punto.—Travesera, 204	73217
Alasa Pujol, M. Gén. punto.—Calabria, 63	33239
Alaska. Tirantes.—Mallorca, 230	71275
Alavés Bataller, L. Manuf. goma.—Pje. Vintró, 1.	56607
Alay, Ana. Tintorería.—Tamarit, 111	37857
Alay, Hija de Salvador. Zapat.—Conde Asalto, 9.	20293
Alayo Tomás, M.—Bailén, 123	—70463
Alba, Adolfo. Médico.—Comercio, 19	17137
Alba, Dolores.—Diputación, 30	35888
Alba, Hortensio.—Consejo Ciento, 423	54371
Alba, Luis. Peluq. Sras.—Rda. S. Pedro, 53 ...	52364
Alba Derbes, C.—Cgo. Vidal, 8	71784
Albafull, Salvador.—Av. Vallvidrera, 20	77976
Albafull, Salvador. Cereales. Desp.—Balmes, 70	82832
Albafull Sardá, Juan.—Av. José Antonio, 671 ...	50310
Albagés, José.—Aragón, 329	83317
Albagés, Juan.—Marqués Duero, 124 bis	—33225
Albagli Curiel, A.—Av. Gralmo. Franco, 441 ...	82645
Albadalejo, Antonio. Charcutería.—Pasaje Pla, 11.	80598
Albadalejo, Carlos. Médico.—Leona, 8	14513
Albadalejo, Fernando. Médico.—Paseo Gracia, 94.	77874
Albalate, Manuel. Carbonería.—Lanuza, 20	79288
Albamonte, Eduardo.—Av. José Antonio, 436 ...	32091

Directories: A very attractive business in which yellow colour happened almost by chance

1940's


Aguilera, Francisco. Gestor adm.—Aribau, 21 ... 32064
Aguilera, Francisco.—Martí, 44 ... 76776
Aguilera, J. Contratista.—Diputación, 182 ... 37062
Aguilera Asanarats, L. Obras.—Escorial, 175 ... 76878
Aguilera Borregó, J.—Marqués Duero, 124 ... 34642
Aguilera, Vda. de J.—Padua, 61 ... 79648
Aguiló, Amadeo. Ag. com.—Casanova, 21 ... 36577
Aguiló, Angel. Encuadern.—Muntaner, 70 ... 32493
Aguiló, Isidoro.—Bailén, 82 ... 54539
Aguiló, Luisa de.—Consejo Ciento, 330 ... 14948
Aguiló, Rosa. Pescad.—Rambla Cataluña, 86 ... 76787
Aguiló Acarin & Bosch, S. L. Embut.—Rech, 49. 25212
Aguiló Espiell, F. Abogado.—Méndez Núñez, 6 ... 11192
Aguiló Espiell, F. Abogado.—Rda. S. Pedro, 66.—24215
Aguiló Gay, R. Joyería.—Platería, 25 ... 23664
Aguiló Salvadó, R.—Vilamari, 35 ... 34226
Aguiniga Montemayor, J. Ac. M.—Sepúlveda, 186. 30977
Aguirre, José M.ª Abogado.—Bruch, 99 ... 77627
Aguirre, José M.ª Notario.—Rda. S. Pedro, 25. 13289
Aguirre, Mario. Hilados.—Riereta, 10 ... 17363
Aguirre, Vda. de—Valencia, 250 ... 81386
Agulló Padrós, M. Periodista.—Córcega, 279 ... 71245
Agulló, Transportes. Art. graf.—Marina, 146 ... 52910
Agusin, Lorenzo.—Córcega, 241 ... 78342
Agustí, Domingo. Méd. toc.—Rbla. Cataluña, 25. 22551
Agustí, Enrique. Colmado.—E. Granados, 5 ... 12022
Agustí, Esteban. Vidrios y crist.—Muntaner, 102. 73611
AGUSTI, JAIME. Obras.—Aribau, 100. °77430
Agustí, Jaime. Obras.—Scipión, 36 bis ... 82600
Agustí, Jaime. Obras.—Laforja, 155 ... 81984
Agustí, José. Representante.—Cervantes, 5 ... 19456
Agustí, Rafael. Metales viejos.—S. Gil, 14 ... 22956
Agustí, Ramón. Radiotelefonía.—V. Layetana, 46. 23899
Agustí, Valentín.—Bruch, 154 ... 74509
Agustí Coranti, N. Abogado.—Av. G. Franco, 417. 81314
Agustí Mayolas, V. Gomas.—Layetana, 57 ... 12385
Agustí Millán, J.—Dominicos, 2 ... 79279
Agustí Peypoch, J.—Valencia, 226 ... 73466
Agustí Quintana, E. Vidrios.—Montaner, 67 ... 21387
Agustí Toha, M. Colmado.—Baja S. Pedro, 49 ... 25028
Agustín, Rafael. Colm.—Av. F. Giménez, 196 ... 26503
Agustín Ros, A. Vinos.—Industria, 377 ... 53861
Agustina, Joaquín.—Comercio, 66 ... 14988
Agustina, Valeriano.—Claris, 26 ... 10092
Agut, Agustín.—Gignás, 16 ... 11130
Agut, José. Lechería.—Joaquín Costa, 54 ... 10382
Agut, Mercedes.—Roratort, 68 ... 21094
Aguyé, Ramón. Carbones.—Clot, 46 ... 50374
Ahulló, Fernando. Frut. y hortal.—Comercio, 66. 15742
Aiguaviva, Fco. Goma y amianto.—Boquería, 8. 23871
Aiguavives Cuatrecasas, F.—Salmerón, 195 ... 78733
Ainaud, Rosendo.—Paretá, 5 ... 33719
Ainaud, Enrique. Acad. música.—Canuda, 31 ... 21431
Ainaud, Julio. Farmacia.—Sans, 151 ... 30121
Aisa, Carmen.—Mallorca, 156 ... 70670
Aisa, Juan.—Sepúlveda, 175 ... 27959

Alba, Luis. Peluq. Sras.—Rda. S. Pedro, 53 ... 52364
Alba Derbes, C.—Cgo. Vidal, 8 ... 71784
Albafull, Salvador.—Av. Vallvidrera, 26 ... 77976
Albafull, Salvador. Cereales. Desp.—Balmes, 70 82832
Albafull Sardá, Juan.—Av. José Antonio, 671 ... 59814
Albagés, José.—Aragón, 329 ... 83517
Albagés, Juan.—Marqués Duero, 124 bis ... 33225
Albagli Curiel, A.—Av. Gralmo. Franco, 441 ... 82645
Albadalejo, Antonio. Charcutería.—Pasaje Pla, 11. 80598
Albadalejo, Carlos. Médico.—Leona, 8 ... 14518
Albadalejo, Fernando. Médico.—Paseo Gracia, 94. 77874
Albalate, Manuel. Carbonería.—Lauria, 20 ... 79288
Albamonte, Eduardo.—Av. José Antonio, 436 ... 32091
Albanell, Francisco. Arquitecto.—Provenza, 251. 30806
Albanell, Juan.—Mallorca, 226 ... 70399
Albareda, Amadeo.—Paciá Ros, 4 ... 70963
Albareda, Antonio.—Travesera, 51 ... 70188
Albareda, Antonio. Carpintería.—Industria, 266. 54213
Albareda, Antonio. Vinos.—Sitio de 1714, 69 ... 31156
Albareda, E.—J. Piquet, 43 ... 81780
Alvareda, Elvira.—Bruch, 72 ... 12298
Albareda, Francisco. Alfarería.—Roger, 292 ... 32852
Albareda, Joaquín. Acarreos.—Aragón, 120 ... 30871
Albareda, José. Colmado.—Felio Casanovas 3 ... 37249
Albareda, José. Chocolates.—Baja S. Pedro, 71 ... 21776
Albareda, Miguel.—Av. Puerta Angel, 42 ... 11558
Albareda, Ramón. Cereales.—Ct. Coll Blanch, 54. 30425
Albareda Baguero, C.—Av. Repúb. Argentina, 28. 75890
Albareda Cabet, C.—Sanjuanistas, 27 ... 77251
Albareda Torrent, C.—Roset, 1 ... 76551
Albas, Eduardo. Colmado.—Ayuntamiento, 22 ... 82742
Albelda, J.—Conde Asalto, 76 ... 19103
Albelda, Pedro. Paraguas.—Borrell, 207 ... 35752
Albelda Valle, E. Médico.—Muntaner, 251 ... 72302
Albella, Ramón. Mercería.—Valencia, 343 ... 80522
ALBERDI. Organos.—Paseo Gracia, 126.. 70112
Alberdi, Encarnación.—Zaragoza, 45 ... 76611
Alberdi, Pedro. Armería.—Menéndez Pelayo, 97 ... 77755
Alberdi Aguirrezabal, R.—Buenavista, 10 ... 73358
Albergue Noct. Mpal. Sta. Catalina.—Colominas. 13698
Alberich, Dolores. Comadrona.—Parlamento, 41. 57536
Alberich, F. y D. Desperd.—Pasaje Ratés, 21 ... 55457
Alberich, Pedro. Hierros.—Clot, 303 ... 53741
Alberich, Pedro. Transportes.—Aragón, 427 ... 55403
Alberich Jofre, S.—Paseo Isabel II, 14 ... 20820
Alberich Jofre, S.—Estación Sagrera ... 53433
Alberich Jofre, S.—Estación M. Z. A. (Sans) ... 33906
Alberich Jofre, S.—Rbla. Prat, 1 ... 85977
Albernl, M. C.—Pelayo, 62 ... 23956
Albern, Agustín.—Pasaje Chile, 10 ... 51266
Alberola, Aurelio.—Urgel, 1 ... 37761
Albert, Adolfo.—Palet de Rubí, 4 ... 81704
Albert, José. Carbón.—Borrell, 155 ... 30874
Albert, José. Muebles y Dec.—Pasaje S. José, A. 15232
Albert, M.ª de los Angeles.—Bruch, 154 ... 82476
Albert, Rafael. Colmado.—Marqués Duero, 151. 30261


HUMIDIFICACION

Barcelona
ANGLO ESPAÑOLA ELECTRICIDAD, Av. José Antonio, 525. 31433
Aplicaciones Industriales del Aire.—Aribau 226. 81351
EL MATERIAL INDUSTRIAL, C. A.
Humidificación, calefacción y ventilación por aire. Secaderos
Pl. Tetuán, 10. Tel. 54057
Industrial Frigoeléctrica (I. F. E.). Sepúlveda, 78. 35512
LA TERMICA, S. A.—Trafalgar, 36. 16440

ILUMINACION, Aparatos para

Barcelona
Costa y Cía., Jacinto, S. L.—Rbla. Cataluña, 89. 75947
Electricidad Doméstica e Industrial, S. L. Bresalón, 102 ... 31020
FONT, RAMON, "LUCEM"
Iluminación técnica moderna "Lucem" Presupuestos gratis
Rambla Santa Mónica, 5. Tel. 10438
Metrón, S. A. E.—Plaza Cataluña, 9 ... 15502
PHILIPS Ibérica, S. A. E.—Lauria, 120. °79034
Puig Comas, Eduardo.—Asturias, 46 ... 21302

IMPERMEABLES

Barcelona
Batalla, Miguel.—Provenza, 274 ... 62196
Comer. Carreras Doria, S. A.—P.º Gracia, 81. 73056
Comer. Carreras Doria, S. A.—Fernando, 46. 10778
Dalbés, César.—San Baudilio Llobregat ... 24749
Estalella. Gabanes. Chaq. Cuero. Balmes, 199. 74685
Impermeables "The Distinguished". Rambla San Antonio, 13. 22936
LA VILLA DE PARA.—Fernando, 32. 12594
Lloch.—Rambla Canaletas, 3 ... 11981
Manufacturas de Impermeables y sus derivados. C. O. P.—Diputación, 221. 23681
Perarteu y Serrá, S. en C.—Balmes, 18 ... 11385
Ribera, Juan.—Puertaferrisa, 25 ... 15316
Tarrés, Pedro.—Pasaje de la Paz, 6 ... 20015

IMPRENTAS

(Véase Artes Gráficas)

CAUBET, S. A., Antonio.—Ribas, 5. 53510
El Cultivador Moderno.—Av. E. Maristany, 19. 20941
"Tefia".—Av. E. Maristany, 19 ... 20941

Valles Hnos., S. A.—Massini, 79 ... 32625
Vinyals, Francisco.—Independencia, 238 ... 55870
Lérida
Productos Romial.—Príncipe Viana, 3 ... 1522
Premiá de Mar
Polvos Mierozol.—José Antonio, 8 ... 18

FLORISPAN INSECTICIDA EXTRACTOS DE PELITRE. Las mayores plantaciones de pelitre en España.—**FARMACIA ALBESA**
Caspe (Zaragoza). Teléfono 22

INSIGNIAS DE METAL

Barcelona
Casa Medina.—Rambla Centro, 37 ... 19676
Industria Metalográfica.—Malas, 36 ... 14228
Productora Metalúrgica.—Gomis, 42 ... 71661

INSTITUTOS DE BELLEZA

Barcelona
Horska, Instituto de Belleza.—Rosellón, 291. 70786
Frías Mates, Francisca.—Boquería, 11 ... 18412
INSTITUTO DE BELLEZA HEBE
Tratamientos medicales de belleza. Masajes, Manicura, Pedicura. Aplicaciones eléctricas
Rambla Cataluña, 65. Tel. 71963
Instituto Belleza Salón.—Rbla. Cataluña, 89. 19164
Templo de Belleza Mlle. Paseo Gracia, 64 ... 75775

Instituto de Belleza "UNNA"
Tratamientos medicales de belleza, masajes, baños, duchas, aplicaciones eléctricas, etc., etc.
Caspe, 15. Barcelona. Tel. 20220

Instituto Científico Medical de Belleza
Rbla. Cataluña, 31, 1.º
Teléfono 11124 Barcelona

VASCONCEL
Productos de Belleza
VASCONCEL
R. Universidad, 17, ent. Tel. 21220

INYECTORES Y ENGRASADORES

Barcelona
EQUIPO BOSCH, S. A.—Mallorca, 281. 71556

Directories: A multiple format meeting place between consumers and advertisers

Today




Páginas Amarillas






DEPOSITO 7% TAE
ING DIRECT 901 02 03 04
P. Amarillas
Servicios 24h
Por Actividad
Opciones
Atrás


Páginas Amarillas
Borrar
Buscar

An effective business model connecting users with advertisers…

- Over 2,500 searches every minute
- 28 million users


Active search
PAYASO A DOMICILIO
Payasito
60% of searches end up in purchases
Transaction
Satisfaction

- Largest base of advertisers
- 91% of them are SME's

Note: Figures for White and Yellow Pages in Spain

... that has evolved with the needs of its clients to increase usage

Home



Book

Anytime, anywhere ...



Multiproduct



Local information



National information

Telefónica

Successful publishers need to excel in two areas

- Completeness
- User friendliness
- Convenience
- Value added

"User focused" company to drive the right usage

- Audience
- Frequency
- Visibility

"Advertiser focused" company to deliver and communicate the value creation to advertisers

Attractive opportunity to capture value created by directories

Telefónica

Ordering management of type of ads brings incremental revenues



A.A.A.A.A.A.A.A.A.A
AMESTICA
TECNICOS INACAP
URGENCIAS
LAS 24 HORAS
LOS 365 DIAS
DEL AÑO
INSTALACION
REPARACION Y MANTENCION
GASFITERIA EN GENERAL,
CALEFONT, AGUA, GAS
ALCANTARILLADO DESTAPES
MAQUINA ELECTRICA
ELECTRICIDAD EN GENERAL
PROVIDENCIA 266 0040
APOQUINDO 226 0262
CANTAGALLO 227 6494
VITACURA 277 2673
ÑUÑOA 226 0262
LA REINA 227 6494

Telefónica

Ordering management of type of ads brings incremental revenues




Sun Travel Group
954 548 245
954 548 242
Avda. del Mediterraneo, 98 1º Izq.
28007 Córdoba
Caribbean
INTERNATIONAL TRAVEL GROUP
954 748 367
VIAJES ORIENTE
954 854 365
954 854 366
Avda. de las Flores, 98
28007 Córdoba

Improve ad design and increase use of colors

Position defined by investment rather than alphabetic order

Increase in ad sizes and reduction of free listings

Telefónica

TPI

Content

- Directories: A very attractive business, but why?
- 2001 results: Performance improvement and growth
- 2002 and beyond: Fully exploit current markets and build a new path for profitable growth

Telefónica

TPI, a multi-business international player and leader in the Spanish/Portuguese speaking market

SPAIN

- Market share: 85%
- Revenues 2001: € 387* M





PERU

- Market share: 100%**
- Revenues 2001: € 32 M

CHILE

- Market share: 93%
- Revenues 2001: € 71 M

BRAZIL

- Market share (city of Sao Paulo): 20%
- Revenues 2001: € 54 M

* Includes TPI Spain and Goodman Business Press

** After Bell South business closing in 2001

Telefónica

TPI has achieved excellent results in 2001 driven mainly by the Spanish editorial business

Euro million


Revenues
Non recurring White Pages advertising income from Telefonica
24%
31%
413
390
512
2000
2001
EBITDA
6%
31%
121
98
129
2000
2001
Revenues Contribution
Editorial
Multimedia
Spain*
72%
4%
387
LatAm
23%
125
1%
EBITDA Contribution
Spain*
96%
124
LatAm
4%
5

* Includes TPI Spain and Goodman Business Press

The continuous innovations in our product offering have reinforced TPI's leadership position in the Spanish market

Key actions

- Editorial product range enhancement
  - Split between households and businesses
  - Launch of the "Pocket Guides"
  - New types of advertising (e.g, cover flap, direct distribution, etc.)
- Management of client base: "discourage" free listings, favouring transfer to paying ads
- Segmentation of our multimedia product offering
- Cost and investment restructuring

Main achievements

- EBITDA margin improved in 3.3% percentage points (from 29% to 32%)
- Average revenue per advertiser pushed up to 823€ from 691€ in 2001 (Δ 20%)
- Significant growth in product usage:
  - 11% increase in editorial products
  - 452 million page views (Δ 95%)
  - 20 million web visits (Δ 77%)
  - 1.5 million phone calls (Δ 10%)
- Savings in editing and distribution costs above € 5.5 million
- Market share maintained above 85%

Significant advertising growth in Spain due to the resilience of the directories sector combined with TPI product innovations

Euro million


TPI advertising revenues in Spain
10%
322
354
2000*
2001


Total conventional advertising Spanish market
5,656
-6%
5,331
2000
2001

The nature of directories customer base (91% SME's for TPI) makes this sector a stable and solid business

* Not including non-recurring White Pages advertising revenues from Telefonica (€ 23 million)

Source: Infoadex

TPI has consolidated its position as a major player in the Internet advertising sector in Spain

Euro million


TPI Internet advertising revenues in Spain
115%
8
17
2000
2001


Online advertising expenditures in Spain
-3%
53
52
2000
2001

TPI is the second largest company in the Spanish Internet advertising sector

Source : Infoadex

The recurrent business of TPI Spain has improved substantially, achieving an EBITDA margin of 32%

Euro million

Non recurring White Pages advertising income from Telefonica


Revenues
377
354
2%
8%
384
2000
2001


EBITDA [margin]
126
103
[29%]
-2%
20%
124
[32%]
2000
2001

TPI has consolidated its operations in Latin America despite the negative economic environment

Brazil

- Launch of "GuiaMais" first edition in Sao Paulo with a superior quality product and in three different platforms
  - € 23 million of revenues
  - Over 17,000 advertisers


guia.mais
2002 São Paulo
• TELEFONES UTEIS
• GUIA DE LAZER
• GUIA DO CIDADÃO
• GUIA DE SITES
• GUIA DE RUAS
• GUIA DE AUTOMÓVEIS
• GUIA DE CASAMENTO
• GUIA DE INFORMATICA
• GUIA DE RESTAURANTES
DISK GUIA MAIS 0300 15 15 15 • www.guiamais.com.br

Telefónica

TPI has consolidated its operations in Latin America despite the negative economic environment

Chile

- Improvements of operations and new contractual framework
  - € 71 million of revenues
  - EBITDA margin from 7% to 30%



Las Amarillas de Publiguías
www.amarillas.cl
Incluye
Guía Dental
Guía Médica
Guía de Restaurantes

Telefónica

TPI has consolidated its operations in Latin America despite the negative economic environment

Peru

- Negotiated acquisition of Telefonica's directory business
  - Expected revenues contribution of around €32 million
  - Expected EBITDA margin of 13-15%



Páginas Amarillas
2002
Telefonica

Telefonica

... as a result, TPI has started on a new profitable path in Latin America

Euro million



Revenues
Multimedia
Editorial
257%
125
3
122
35
2000
2001



EBITDA
5
-5
2000
2001

The performance achieved is aligned with our commitments for 2001

	Revenues: Total Growth	Revenues: Editorial Business growth	Revenues: Multimedia Business growth	EBITDA: Total growth
Commitments expressed to the Market (May 2001)	18-23%	18-23%	95-113%	-3/+3%
Commitments expressed to the Market (August 2001)	18-23%	18-23%	95-113%	1-5%
00-01 Performance	24%	22%	121%	6%
00-01 Performance adjusted with non-recurrent revenues from Telefonica	*31%*	*30%*	*121%*	*31%*

Content

- Directories: A very attractive business, but why?
- 2001 results: Performance improvement and growth
- 2002 and beyond: Fully exploit current markets and build a new path for profitable growth

TPI is in an excellent position to take advantage of the opportunities ahead



Relevant entry barriers
Proven track record
Opportunities for TPI:
• Fully exploit current markets
• Build new growth platforms
Strong cash flow generation and healthy balance sheet
Ability to leverage relations with Telefonica Group

In order to seize the existing growth opportunities our strategy will focus on two main lines of action

Fully exploit the potential of current markets

Objective	Growth Strategy
• Spain: – Close revenue gap with Europe	• Adjust from ad pricing to "value based" pricing • Innovate and improve product portfolio to promote usage

Build new growth platforms

Development gap between the European and the Spanish Directory markets


European average
Spain
100
54
46%
30%
1997
1998
1999
2000

Source: Simba Cowles 2000, Company estimates

In order to seize the existing growth opportunities our strategy will focus on two main lines of action

	Objective	Growth Strategy
Fully exploit the potential of current markets	• Spain: – Close revenue gap with Europe	• Adjust from ad pricing to “value based” pricing • Innovate and improve product portfolio to promote usage
	• Latin America: – Exploit organic growth – Increase margins – Consolidate leadership position in Brazil	• Transfer know-how in product development, cost reduction, commercialization and pricing systems • Capture synergies and economies of scale • Expand into new geographical areas in Brazil
Build new growth platforms	• Directory Business: – Take advantage of the existing consolidation process	• Selected acquisitions
	• New products/Business: – Leverage TPI’s privileged position as intermediary	• Change/expand our current role in the value chain

This strategy will translate into superior profitable growth for TPI

Euro million

CONSTANT EUROS 2001



CAGR
Revenues
7-11%
512
670-775
2001
2005



EBITDA
13-17%
129
210-240
2001
2005

More sophisticated pricing provides a large growth opportunity

ILLUSTRATIVE

Pets


ANIMALIA
Animales de Compañía
URGENCIAS
954 748 354
954 748 012

Price

Value created for advertiser



Plumbers


Fontanería 24h.
Urgencias
REPARACIONES
91 639 14 92

Price

Value created for advertiser



There is an attractive opportunity to increase the price in order to capture a larger portion of the value

Telefónica

We will roll out our successful new products to new geographies...

In 2001, the regions where the new products were launched grew almost twice as fast as the rest of Spain




Páginas Amarillas
Páginas Amarillas


Páginas Amarillas

TPI

We will roll out our successful new products to new geographies...


Peru
Chile




Páginas Amarillas
Páginas


Páginas Amarillas

Telefónica

... and we will extend successful product enhancements to other regions

Cover flap


Páginas Amarillas

Coupons



Editorial content


Como aprender idiomas

Street guides



Size based positioning


VIAJES ORIENTE

Online



Above 10% of TPI revenues in Spain



Telefónica

TPI

Summary

TPI a profitable, cash generating company with solid growth perspectives

Directories are a sound business that provide an attractive opportunity for growth

TPI management has a proven track record, achieving positive results in adverse and competitive environments

We have already established the platform to capture the bright growth prospects for the company

Telefónica

TPI

Item 5



Telefónica

Second Investor Conference

March, 2002, Seville

ATENTO:

Alberto Horcajo

Executive Chairman of Atento

ATENTO:

Safe harbour

This presentation contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company .

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company´s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

Telefónica

ATENTO:

- Atento at a Glance
- 2001 Results: Focus on Profits and Cash Flow
- Industry Trends and Competitive Advantages
- Leadership Position in Markets Served
- Services to Meet Current and Perceived Needs of Clients
- Priority on Maximizing Return on Capital
- The Way Ahead

Telefónica

ATENTO:

Atento at a Glance

- Established in 1999
- 29,000 workstations in 13 countries
- 47,000 employees providing services to over 400 clients
- Telefonica: Owner and largest client

Telefonica

ATENTO:

2001 Results demonstrate focus on profitability

Millions of Euros



REVENUES
€ 699
€ 204
€ 529
€ 645
1999
2000
2001



EBITDA
€ 61
€ 30
€ 22
€ 54
1999
2000
2001

Analysis at constant FX Exchange Rate

Growth Rates	Revenues	EBITDA
Rio Target for '00-'05:	32-36%	58-62%
Reported '01 vs. '00:	22%	143%
Proforma '01 vs. '00: (at constant exchange rates):	32%	175%

Telefónica

ATENTO:

Operating efficiency allows us to compete in a tough industry environment

Change in Selected Operating Metrics (2001 vs. 2000)



Nº of Workstations
+ 24%
Occupation
+ 10%
Utilization
+ 6%
Productivity
+ 11%

Results of 2001 vs. 2000



Avg. Revenue per Workstation (Local Currency)
+ 4%
Fixed Cost as % of Revenues
1.7 p.p. Better
Variable Cost as % of Revenues
2.3 p.p. Worse

Definitions:
- Occupation: (WS occupied + WS rented) / WS enabled
- Utilization: (Teleoperation hours / maximum hours for WS occupied), without WS rented
- Productivity: (Billed hours / teleoperation hours), without billed hours of WS rented

Telefónica

ATENTO:

Focus on lower overhead costs led to improved EBITDA



Operating Margin
(Before S, G & A)
22.4%
21.8%
2000
2001



Overhead Expenses as % of Revenues
17.6%
13.6%
2000
2001



EBITDA Margin
4.2%
8.4%
2000
2001

Telefónica

ATENTO:

2001 Performance also shows emphasis on cash flow

Millions of Euros

2000 Cash Flow(*)


€ 22
EBITDA
€ 134
Capex
€ (12)
Corporate Tax
€ 35
Financial Expense
€ (135)
Cash Flow

2001 Cash Flow(*)


€ 54
EBITDA
€ 98
Capex
€ (17)
Corporate Tax
€ 58
Financial Expense
€ (84)
Cash Flow

- Capex going down towards €40-45 mm/year (vs. Rio Projection of €100-110 mm)
- Optimizing debt structure to reduce financial expenses
- Reducing operating funding needs
- Generating returns on capital committed as debt to Telefonica

(*) Cash Flow = EBITDA
- Capex
- Corporate Tax
- Financial Expense

Telefonica

ATENTO:

Atento's performance is improving to be among the best in the industry

Global Rank by Revenues	Revenues 2001 (mm €)	% Growth 2000-2001	2001 EBITDA Margin	EBITDA Growth '00 – '01
Convergys (USA)	€1.559	3%	18%	2%
Teletech (USA)(1)	€1.024	7%	14%	4%
West (USA)	€872	11%	22%	13%
Sitel (USA)(1)	€810	-2%	7%	-37%
ATENTO	€645	22%	8%	143%
Teleperformance (FR)	€627	15%	11%	16%
Sykes (USA)(1)	€556	-15%	11%	-2%
Apac (USA)(1)	€480	-5%	5%	-67%
ICT (USA)(1)	€267	24%	9%	7%

Note: Revenue, EBITDA and growth figures are expressed in Euros and exclude acquisitions. Data obtained from various public sources.
(1) EBITDA numbers for 9 months (Jan. – Sept.) annualized.

Telefónica

The global Contact Center market has great potential

Declining Rivalry

- Fragmented market
- Trend is to cut number of call management outsourcers, which favors global operator

High Bargaining Power of Customers

- A few large-volume clients can represent a high portion of revenues
- Service to a client can include a mix of low and high margin contracts


Growth &
Consolidation
Opportunities

High Growth Rate (*)

- 20% – 35% annual growth for Contact Center outsourcing expenditures from 2001 to 2005
- Outsourcing expected to change from 10% to 20% of global CRM expenditures

Few New Entrants

- High barriers due to capital intensity and increasing value added of activity
- Rivalry from in-house operation going down

(*) Source: IDC, Worldwide CRM Service Market Forecast and Analysis, 2001.
Commerce Capital Market, Customer Contact Center Outsourcing, Jan. 2002
The McKinsey Quarterly, 2002 Number 2

ATENTO:

Atento has a number of competitive advantages



Global Footprint
Outstanding Quality Standards
Financial Discipline
Economies of Scale
Expertise in the Telecom and Financial Industries
ATENTO:
Management Tools to Optimize Operations and Profitability
Local Market Leadership
Superior Applied Technology
Ability to Provide Value Added Services
Creativity in Multiple Types of Client Solutions

Telefónica

ATENTO:

Atento is achieving leadership and profitability in every market served



MEXICO: # 3
GUATEMALA: # 1
EL SALVADOR: # 1
COLOMBIA: # 1
PERU: # 1
CHILE: # 1
PTO. RICO: # 1
VENEZUELA: # 1
BRAZIL: # 1
ARGENTINA: # 1
SPAIN: # 1

MARKETS WITH WELL-ESTABLISHED PRESENCE

- EBITDA Margin > 14%
- Focused on expanding external market presence

Brazil, Chile, Peru, Spain

MARKETS STILL UNDER DEVELOPMENT

- EBITDA break-even during 2001 or expected in 2002
- Potential for growth with no new investment

Salvador, Japan

START-UPS IN 2001

- Negative EBITDA but high growth potential
- Growth and investment plans will be adapted to market conditions

Mexico, Venezuela, Argentina

Telefónica

ATENTO:

Atento offers an extensive range of solutions to clients


Customer Service
Sales
Market Research
Fulfillment
Internet Call Center
CMR consulting
Call Center
Database Marketing
Datamining
Collections
Information Services
Loyalty Programs

- Customer satisfaction
- Loyalty
- Enhance use and collection of data for strategic purposes
- Knowledge about customers
- Interaction with sales & marketing functions
- Maximize customers' long-term value

Telefónica

ATENTO:

Atento handles a portion of the interactions with the Group's clients

Telefonica
Wireline in Spain and Latam

TPI
Telefonica Móviles
terra Lycos

- **New Client Acquisition**
  - Outbound tele-marketing
  - Lead generation
  - In-bound sales by prescription
  - Order processing
- **Client Inquires**
  - Post-sales support
  - Self-service Web & IVR tools
  - Follow-up
- **Problem Solving**
  - Tech support
  - Help desk
  - Complaints
- **Loyalty Programs**
  - Welcome programs
  - Win-back contacts
  - Cross-selling & Up-selling
  - Client retention

Arms-length Commercial Relationship

- Non-exclusive
- Market-based prices
- Individual contracts, with one-year reviews
- Demanding quality standards (incl. penalties for non performance)
- Commitment to share operating efficiencies to help reduce overall costs
- Umbrella Agreement between Atento and Telefonica governs commercial agreements between local affiliates

Telefonica

ATENTO:

However, our growth increasingly comes from our external client base

Millions of Euros

Revenues from clients outside the Telefonica Group



43% Growth
27% Growth
€ 237
€ 213
€ 167
€ 18
1999
2000
2001

Analysis at constant FX Exchange Rate

External Revenues by Industry Sectors



Utilities 5%
Others 14%
Telecom 22%
Consumer Goods 10%
Internet 2%
Travel & Tourism 5%
Banking & Financial Institutions 42%

Telefónica

Alliance with BBVA strengthens our expertise in the financial sector

- BBVA contributes all of its contact center activities to Atento
- Four year contract
- BBVA will own a minority stake in Atento

- BBVA is a leader in the financial sector across Spain and Latin America
- A commercial relationship strengthens Atento's global practice
- Banking is one of the largest segments served by the industry
- Approximately €80 million in potential new revenues (45% in Spain; 55% in Latin America)


Quality Hotline
Phone Banking
Telemarketing (Credit Card Sales)
BBVA
On Line Credit Approval
Collections
Check Confirmation

ATENTO:

Case Study #1: Brazil / Financial Services

Client:

Losango (Lloyds Bank Group), consumer credit institution

Problem:

Outsource contact center operations (customer service, information, sales and collections). Formerly distributed across 7 sites throughout Brazil

Challenge:

Reduce overall costs (operation + telecom) and raise service quality

RESULTS

- **Atento exceeded cost reduction targets of 9%, thanks to our communications network, efficiency and cost advantage. Savings could reach 16% in 2002**
- **Quality management and technology upgrade allowed a greater service level and the introduction of automated response in selected cases**
- **New systems and processes allow Losango to rapidly deploy new products and meet fluctuations in activity levels**

Lloyds TSB Losango

Telefonica

ATENTO:

Case Study #2: Spain / Internet Sector

Client:

Terra Networks

Problem:

High cost of customer support services. Too much effort and money spent in non-premium customers for Terra

Challenge:

Reorganize the CRM model to:

- Enhance service quality for customer segmentation, and promote value-added products
- Reduce cost of routine tasks

terra

RESULTS

- Eliminated single service line in favor of differentiated access channels for each customer segment
- Introduced automation (IVR):
  - Low-cost handling of high-volume, low-complexity tech support and information
  - Optimized call distribution, prioritizing access by premium customers
- Increased product sales via Contact Center (e.g. ADSL), becoming a successful sales channel, tripling sales attained through Web site.
- Launched a unit specialized in telesales for all products of Terra, driven by results

Telefónica

ATENTO:

2002 measures for improving return on invested capital

1. Occupation
   Utilization
   Productivity
   → **REVENUE PER WORKSTATION**

2. Variable Costs
   Fixed Operational Costs
   S. G & A
   Depreciation
   → **EBIT MARGIN**

3. Fixed Investment in Workstations
   Automated Response Units
   → **INVESTMENT IN PROPERTY PLANT & EQUIPMENT**

4. Client Applications and other developments
   → **INVESTMENT IN OTHER ASSETS**

→ **Enterprise Value Creation**

Telefónica

ATENTO:

Specific initiatives in progress to enhance operating profit and optimize invested capital

1. Increase Revenue per Workstation

- Increase added value of services
- Increase occupancy by targeting new markets
- Promote cross-border services that span a wider range of time zones
- Focus on sophisticated customers with complex demands and high growth prospects

2. Improve EBIT Margin

- Reduce overhead expenses
- Improve operating efficiencies and implementation of best practices
- Increase efforts to serve high-revenue markets out of low-cost locations
- Discontinue unprofitable operations

3. Leverage Investment in Fixed Assets

- Increase the use of automated solutions and IVR units to complement tele-operator service in high volume inbound operations
- Leverage the existing platform to increase volume, with minimal new investment
- Design of differentiated solutions at various levels of price and quality
- Leverage the geographic footprint of Atento to serve clients across various time zones

4. Economies of Scale in Investments in Other Assets

- Maximize synergies from the common use of proprietary solutions across the Atento network
- Optimize resources committed to developing client applications

Telefónica

ATENTO: *The choice already is for profitable growth*

Millions of Euros

	2001 Results	CAGR (2002 - 2005) Strategic Plan (organic growth of current operations)
Revenues	: € 645	8 - 12%
EBITDA	: € 54	20 - 25%
EBIT	: € (34)	Break-even during 2002
Net Income	: € (103)	Positive in 2003
CAPEX	: € 98	€ 45 - 50 mm / year
% Revenues from External Clients	: 33%	55 - 60% in 2005

Telefónica

ATENTO:

The Way Ahead...

- Reach and advance leadership in every market (#1 or #2 position)
- Enhance operating efficiency in order to attain global cost leadership
- Actively promote the use of automated response systems, where desirable, as a complement to tele-operator service
- Further refine our portfolio of services and solutions, so as to anticipate the needs of our clients, in partnership with specialists, if preferable
- Implement a de-centralized management organization, with the tools and the ability to make decisions close to the operations
- Pay close attention to the development of our human capital

To quickly become one of the top Contact Center and Customer Management companies in the world

Telefónica

ATENTO:

Item 6

Second Investor Conference

March, 2002, Seville

Telefónica

Pedro Antón

Executive Director of Telefónica Gestión de Servicios Compartidos

Safe harbour

This presentation contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company .

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company´s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

Telefónica

Shared Services Centers (SSCs): Achieving Operational Excellence in Support Activities

Telefónica

Key messages

- The SSC initiative is part of the Telefónica Group strategy to **reduce costs and investments** through concentration of support activities, integration and standardization of processes and systems applying e-business.
- On track to achieve expected savings and meet our **$850 million** NPV goal.
- During the year 2001, **operations** have been **launched** in Argentina, Brasil, Chile, Peru, Spain and the rest of Europe. Today, a wide array of services are offered to near 200 companies with 2,600 employees working in SSCs.
- Progress is being made to provide our entire catalog of services to all the Group's companies and **expand** SSC operations to Mexico - Central America.
- Achievements in improving our **quality and value added** of the services through the implementation of best practices and strict cost control.

Telefónica

Iniciative with a clear strategic fit in Telefónica Group...



Corporation
(Telefónica S.A.)
Services
Shared
Service
Center
Services
Business lines
Services
Services
Third parties
Companies

SSCs are established as **operating** tools for the Business Units working in a specific **geographical area**, **independent** of the businesses, to which they offer services in **market** conditions; creating legal entities "Telefónica Gestión de Servicios Compartidos" (***t-gestiona***).

Telefónica

...to cope with management challenges

Challenges

- Business with geographical dispersion
- Businesses in different development stages
- Process and systems diversity
- Delegation of support activities by business lines managers

Verónica: Change catalyst

Objectives

- Reduce costs and investments
- Swap fixed costs to variable in the companies
- Optimize management time
- Enable launching of new companies
- Professionalize support activities
- Objective contractual relationship: SLAs
- Provide the Group common control tools, applying corporate policies

SSCs Mission statement: Provide support services to the business lines within one geographical area, obtaining synergies and efficiency increases by applying e-business processes, common systems and best practices.

Telefónica

Key strategic decisions taken allowed...

Some key success factors

- Sponsorship at the highest level: Executive Chairman, COO, CFO,...
- Steering Committees in every SSC, and a Global one with corporate areas and business units
- Being a complex process (HR, systems, cultural change, etc.) requires leadership in client companies

Criteria to value alternatives

- Minimize time to market and operating costs
- Impact on employees
- Processes and systems standarization level
- Legal constraints and fiscal costs
- Scalability, flexibility, expansion capacity, ...

Implementation alternatives

Legal and labour

- Using **Group employees** vs external hiring
- **Voluntary transfer** vs compulsory
- Virtual segregation vs **independent companies** vs outsourcing

Economical and organizational

- **Local** vs **regional** vs global
- **Incorporation by companies** vs by processes
- Incorporation **"as-is"** vs with **reengineering**

Telefónica

...to manage a complete portfolio of Support services with clear contract and SLAs...

Services portfolio

Financial Services
- Accounting and Fixed Assets
- Taxes
- Accounts payable and receivable
- Insurance Management
- Treasury (back office)

HR Services
- Payroll management and admin.
- Recruiting
- Training

General Services

Security Services

Logistic Services

Real State Services

Market contractual relationship

- General framework agreement with standarised terms for every country and company.
- Service quality measured by key performance indicators (KPI) fulfilment; failure to achieve them involves monetary penalties.
- Transitory period for prices and KPI setting.
- Benchmarking and market evolution guaranteed.

Telefónica

... becoming a reality in different geographies

Approved on Board Jan. 01


North America
Jul.02
Mexico and Central America
Apr.01
South America
Sep.01
Apr.01
Oct.99
Jan.02
Spain
Apr.01
Rest of Europe
Middle East
Asia
Africa

Main figures	Current	Mid term
SSCs' clients	200	350
SSCs' employees	2,600	3,500
Revenues (a)	200 mill€	250 mill€
Invoices proc. (a)	40 mill.	60 mill.
Payroll proc. (m)	70,000	150,000

N National (Local)

R Regional with national's satellites

Business Case with strong forecasted impact...

Geographic value distribution



40 %
B. Case Implement.
0 %
Arg
Bra
Mex
Chi
Esp
Eur
Per
Implemented
In progress

Value Forecast



Annual savings
100 %
0 %
2001
2002
2003
2004
2005
2006
n
Years

- Savings differentials in cost and investments for the Group (Business Case) due to SSCs implementation were valued at $850 million NPV by an international consultancy firm.
- Even discounting investments and redundancies treatment, the first five years concentrate more than 35% of the value, achieving important savings from the second year onwards.
- The investments are already below those previously forecasted; from the third year only for maintenance.
- The savings achieved by the SSCs and in the companies will be measured using an internally audited methodology.

Telefónica

...while achievements started to be realized in 2001

- Service already launched and reaching critical mass in the LATAM's SSCs.
- Cross-company teams, with know-how and best practices transfer.
- Changing mindset of employees towards a services culture.
- Real cost base identification ("hidden cost" transparency).
- Group's multi-business standard SAP with unified treasury management.
- Improvements in financial information for standard criteria/definitions usage.
- Spain is offering services to 70 companies including all corporate holdings.
- Argentina audited its first year joint savings(*) totaling $42 million.
- Peru rationalized real estate and systems use with savings of $9 and $4 million respectively.
- Chile generated savings totaling $24 million, and anticipated headcount reduct. in 2003.
- EuroCorpoSAP is generating savings of $4 million in capex and $5 million in expenses.

Note: All savings on NPV basis for recurrent items

Telefónica

The Brasilian Case: Quick implementation with achievements

Initial situation: Great volume of operations with businesses in geographical dispersion and non coordinated Support.

Main achievements

- Company launch with 900 employees
- Services provided to 22 companies into homogeneous processes and systems: Telesp, Telef. Empresas, Emergia, Atento, TPI, B2B, ...
- Emergia is an example of a "virtual" company
- Account compensation to reduce taxes
- Significant increase in payments automation
- Aiming for a target of $190 NPV. Initiatives (*) :
  - HR administration savings $15 million.
  - Financial processes savings $19 million.
  - Office space optimisation $26 million .
  - Logistic process reengineering $2million.
  - Fiscal planning with initial savings of $3 million.
  - Assets recovery program $15 million.

Next steps

- Increase of services to TPI and Terra in 2002 Q1
- Incorporation of the five mobile companies in 2002 Q2
- Services to external market in 2002 Q4

Note: All savings on NPV basis for recurrent items

Telefónica

Some objectives for the future...

Execution

	2002				2003				.....
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	.....
Spain									
Telefónica de España	■	■	■						
Telefónica Móviles España	■			■	■				
Rest of companies		■	■	■	■	■	■	■	■
Europe									
Complete servic. catalogue		■	■	■					
Rest of companies			■	■	■				
Latam									
Mobiles Brasil		■	■						
Client services increases	■	■	■	■					
External clients				■	■	■	■	■	■
Mexico-Central America									
Infrastructure set up	■	■							
Activities take off		■	■						

Quality

- KPI measuring and monitoring.
- Client´s surveys and follow up.
- New value added services.
- Quality certification ISO 9001.

- Benchmark analysis.
- Activity Based Costing for SSCs.
- ABC/ABM services for clients.
- Savings follow up methodology.

Telefónica

...and additional business opportunities

- **Complementary** to other Telefónica´s businesses: "Services to Enterprises".


ADMINISTRATION SERVICES
t-gestiona
APLICATIONS (ASP)
HOSTING
HOUSING
Telefonica Data Centers

- **Quick implementation** tool of corporate standards.
- Evolution to **e-business** means additional telecom business and greater efficiency.
- The future is in **integrated services** outsourcing with strong technological support and consulting.
- Take advantage of the scale and technological base for providing **services to third parties** decreasing internal costs and allowing benchmarking.

Telefónica

Telefónica

Item 7

Second Investor Conference

March, 2002, Seville

Telefónica

Juan Revilla
Chief Procurement Officer, Telefónica Group

Safe harbour

This presentation contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company .

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company´s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

Telefónica

Purchasing: An efficiency lever for the Telefónica Group

Telefónica

Key messages

Purchasing is one of the key levers for the Telefónica Group to increase efficiency

- **Telefónica has implemented a Group integrated management model: the Advanced Purchasing System (APS)**
- **APS was launched in 1998. Today it's consolidated almost in the whole Telefónica Group**
- **In addition to the significant savings derived, there is still room for improvement in APS implementation**

Telefónica

Purchasing is at the heart of Telefónica's efficiency effort

Year 2001. Million euros



31,052
5,390
14,850
6,331
4,481
Net Cash Flow 2,292
Revenues
Personnel
Purchases
Others*
Operating Cash Flow

High potential impact: 1% in purchasing costs reduction translates into a 6% improvement in net cash flow

* Basically interconnection fees, audiovisual contents, legal and financial products and services

Telefónica

We have developed a Group integrated management model...

Key principles

- **Aggregate all group purchases by category**
- **Professionalize and develop specialized "purchasers"**
- **Balance centralization synergies & execution flexibility**

To radically change the buying concept:

From multiple buyers in all areas and companies

To a single global purchaser



• Individual price & conditions negotiation
Provisioning, centralized in each company
• Global price & conditions negotiation
• Assignment
Provisioning, decentralized in each area
Supplier evaluation

Telefonica

The Advanced Purchasing System (APS)



Strategy
• A single and global purchasing strategy
• High integration level with suppliers and internal customers
Processes
• Standard processes
• Internal & external transparency
• Planning & coordination
People
• People development through:
– Products & purchasing techniques training
– Clear and exciting career path
Organization
• Coordinating three layers: global, country & company
• Specialized by product/category
Systems
• Integration with other internal systems and ERP
• Using leading technology platforms

Telefónica

... which supports purchasing for a wide range of products and services*

Total APS purchases, year 2001. Million euros



~70% of Group Capex
~42% of Group Opex
13,150
3,475
4,350
2,725
1,750
850
Total purchases APS
Network infrastructure
Services and construction work
Commodities
IT
Marketing & Advertising

APS is supporting more than 85% of Telefónica's total purchasing

Telefónica

... and has been built over an integrated system to optimize capabilities



Country
Country
e-MP
Group
Company/SSC*
- PURCHASING - SYSTEM
ERP SYSTEMS
e-Procurement
Purchasing request
Provisioning Order
OFFERS management
Order to supplier
1
2
3
4
5
6
7
7
8
9
10
11
12

- E-Marketplace will support up to 40% of common purchases managing offers and allowing an on-line bidding system
- E-Procurement will support up to 20% of products and services purchases which are able to be included in a catalog

* SSC, Shared Services Center

Launched in 1998, APS has been extended to most of the Group companies...



Integration of Companies (by Country)
Number of Companies
SPAIN
BRAZIL
ARGENTINA & PERÚ
CHILE
U.S.A.
ITALY
URUGUAY
MEXICO
COLOMBIA
MOROCCO
GUATEMALA
EL SALVADOR
PUERTO RICO
VENEZUELA
GERMANY
1998
1999
2000
2001
2002
43
68
98
105

- Gradual introduction of Group companies
  - Gain credibility
  - Manage complexity
- Quick incorporation of new companies

... and has shown a significant impact since then

Consolidating the system...

- A solid internal platform of capabilities
- A competitive suppliers base:
  - Helping them to identify and reduce inefficiencies
  - Achieving medium and long term agreements
  - Implementing a quality standardization system
- An exhaustive control system
  - Linking budget and purchases
  - Identifying and pursuing saving opportunities
- Aligned technologies through standard specifications

... to achieve strong savings:

- 15%-25% in 1st year of integration for each Company
- More than 5% in following years

Telefónica

But there is still room for improvement in APS implementation

Width, increasing APS coverage

- Roll-out APS to consolidate the remaining 10-15% of volume
- Agreements with new partners to increase purchasing volume and take advantage of synergies

Depth, developing APS key elements

- Develop APS tools and processes
- Intensify the use of e-technologies
- Reduce inventories and fixed assets via standardization

Telefónica

In 2002 we will focus APS development on three axes: first, intensify the use of e-technologies...

- Information flow and purchasing agility improvement
- The objective is to include 40% of total purchases
- Leverage Adquira* to develop the marketplace

- Improve integration business units ERP systems



Purchasing Department
E-marketplace
Integration
Objective: get yearly savings about 90 million euros
Suppliers
E-procurement
Business units

- The objective is to include 20% of purchases in 2003 (all products and services which are able to be included in a Catalog)
- From this catalog, SBUs will be able to make orders, selecting items previously negotiated by APS
- Allows internal workload reduction

*** Adquira is a BBVA, Iberia,Repsol-YPF and Telefónica marketplace partnership.**

Telefónica

... second, develop APS tools and processes ...

- Knowledge management systems
- Strengthening of advanced purchasing tools usage
- Efficiency improvement



Purchasing Department
Objective: get yearly savings about 170 million euros
Suppliers
Business units

- Supplier development plan:
  - Implement continuous improvement processes
  - "Telefónica's Suppliers Club"
- Process reengineering for Companies and outsourcing – suppliers relation in the fixed telephone network

- Supplier management by SLA's
  - Responsibility is on the supplier´s side. Motivation for improvement
  - Setting terms using benchmarking

Telefónica

... and third, work with suppliers and logistic areas to reduce inventories and fixed assets



Warehouses
(Number)
21%
201
159
2001
2003
Inventories
(Million euros)
33%
962
646
2001
2003
Number of references
(Thousands)
24%
61
46
2001
2003

The objective is to achieve with this lever a global savings of NPV 210 million euros

Telefónica

In summary:

- Telefónica has already implemented a single purchasing process which is
  - one of the key structuring drivers for the Group
  - A solid contributor to efficiency improvement

- We have a commitment to continously improving purchasing by the introduction of new technologies and the development of new tools and processes in APS

Telefónica

Telefónica

Item 8

Second Investor Conference

March 8, 2002, Seville

Telefónica

Fernando Abril-Martorell

COO, Telefónica Group

Safe harbour

This presentation contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company .

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company´s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

Telefónica

Driving business performance for continued earnings growth

Telefónica

Driving business performance for continued earnings growth

- **Telefónica stands out in a challenging environment**
- Three building blocks support our future earnings growth
  - Accelerating performance of core businesses
  - Capturing our natural growth potential
  - Strengthening our "one company" model
- These building blocks translate into a set of management priorities and commitments

Telefónica

The environment remains challenging ...

- Growth is taking longer than expected to materialize: uncertainty and cautiousness
- Loss of favour in the financial markets
  - Difficulty in capital raising
  - Short term uncertainty blurring long term sector outlook
- Increased focus on short term
  - From "growth" to "earnings" and "cash-flow"

Telefónica

... with an impact on our day-to-day business

Wireline

- **Declining prices**
- **Increasingly difficult to improve efficiency**

Fixed communication effective price per minute Spain (€ cents)*



21%
5,7
4,5
2000
2001

Wireless

- **Slowdown in subscriber growth**
- **Growth in wireless data not forthcoming (slow uptake in WAP, delays in UMTS)**

Year-on-year subscriber growth. Spanish market



113%
63%
19%
99
00
01

Internet/Portals

- **Fall in advertising market**
- **Unmet expectations on e-commerce demand and margins**
- **Financing difficulties**

Growth in advertising revenues



171%
76%
2001
-11%
1999
2000

Data transmission

- **Over-investment and over capacity**
- **Collapse in transport prices and margins**
- **Altnets struggling and players exiting the business**

Costs of a 2Mbits circuit from NY to London Indexed to 1998 price



100
8
1998
Feb 2002

* All in-coming and outgoing traffic in TdE network (voice, narrowband Internet, interconnection)
Source: Telefónica; Band-X Indices; IAB; eMarketer

Strong fundamentals and solid growth platforms will become key differentiators

Challenging economic environment

- Financing restrictions
- Impact on demand
- Slow recovery expected

Challenging telecom sector environment

- Increasing saturation in developed markets
- Slowdown in demand growth
- Unfinished regulatory framework
- Efficiency improvements increasingly difficult

Environment remains uncertain and highly demanding for telecom companies

Key differentiating factors among integrated telcos:

- Strong fundamentals
- Solid growth platform

Telefónica is in a unique position

- ✓ **We have delivered on earnings**
- ✓ **We have met each of our objectives**
- ✓ **We have solid and diversified client base and revenue streams**
- ✓ **We are well positioned to capture profitable growth ahead**

Important achievements to date ...

... rather than restating our achievements, we would like to review how Telefónica will deliver earnings growth

Telefónica

Driving business performance for continued earnings growth

- Telefónica stands out in a challenging environment

- **Three building blocks support our future earnings growth**
  - **Accelerating performance of core businesses**
  - **Capturing our natural growth potential**
  - **Strengthening our "one company" model**

- These building blocks translate into a set of management priorities and commitments

Telefónica

Three building blocks drive our business

Accelerating performance of core business

Capturing our natural growth potential

Strengthening our "one company" model

Make the most of our client base and expand it, creating and satisfying their needs

- Understanding the needs of highly differentiated customer segments
- Capturing latent demand in traditional and new communication services leveraging four growth dimensions
  - Internet
  - Mobility
  - Broadband
  - Content
- Increasing loyalty and expanding our client base

Telefónica

Three building blocks drive our business

Accelerating performance of core business

- Continuous improvement in core businesses

Capture our natural growth potential

Strengthen our "one company" model

Telefónica

Accelerating performance of core businesses, eliminating inefficiencies

- Enhance commercial focus
- Improve efficiency
- Optimize capital base
- Work towards a fair regulatory framework

Accelerating performance of core businesses

Enhance commercial focus

Actively managing our customer base

- Segment specific CRM campaigns and loyalty programs
- Strengthened focus in SMEs

Developing new products and services (innovation)

- Shift from network enabled to customer driven innovation
- Continuous flow of new products and services
- New value added services, multi-service offers and bundled services
- Integrated Broadband solutions for Corporations

Adapting our distribution model

- Shift from product to customer focus in I&M services
- Proactive channel management and value driven incentives
- Rapid development of new channels

Number of customers (millions)



15%
68,2
78,4
1,0
1,1
Pay-TV
Wireless
Wireline
24,9
32,3
42,3
45,0
2000
2001

- **Significant progress in 2001, but continued effort required**
- **Customer proximity is a never ending task**

Telefónica

Accelerating performance of core businesses

Improve efficiency

Manageable Cost Efficiency = **Discretionary costs*** / **Net Revenues****



-2.6pp
≈-2/-3pp
49,1%
46,5%
2000
2001
2002

Continuous effort in manageable costs efficiency in 2001 with ambitious objectives for 2002

* Includes personnel and external services

** Revenues less cost of sales (purchases, interconnection expenses, provisions and tributes)

Telefónica

Accelerating performance of core businesses

Selective CAPEX to optimize capital base



CAPEX*
€ billion
-13,2%
-17/-20%
9,1
7,9
2000
2001
2002

- **Significant effort to control CAPEX compatible with organic business growth...**
  - **19% CAPEX reduction in TdE's traditional business**
  - **7.9% CAPEX reduction in Telefónica Latam**
  - **Significant CAPEX rationalization in Telefónica Móviles, especially in Spain**

- **...and aggressive investments to develop growth businesses**
  - **ADSL expansion in Spain**
  - **Achievement of "metas" in Brazil**

- **In line with a multi-year effort to improve EBIT**

* Excluding UMTS licences and capitalized costs

Accelerating performance of core businesses

Work towards a fair regulatory framework

- **We are continuously demanding a fair regulatory framework that promotes competition and fosters growth**
- **To date, we have been able to overcome the impact of regulatory measures**
- **Looking forward, we expect a more stable regulatory outlook, but still significant uncertainty for the levels of planned investment**

Telefónica

Three building blocks drive our business

Accelerating performance of core business

- Continuous improvement in core businesses

Capture our natural growth potential

- **Extracting the full potential of our existing customer base**
- **Expanding our customer base**

Strengthen our "one company" model

Telefónica

Two dimensions to capture our natural growth potential

Extracting the full potential of our existing customer base

- Unlock latent demand for new services, e.g.,
  - Broadband
  - Wireless data

Expanding our customer base

- Natural expansion of our footprint, e.g.
  - Brazil

Telefónica

Significant growth potential in our markets

Example: Internet access. Thousands



Current Internet penetration
Spain
Latin America
SMEs
41%
1.850
Current Internet access
Potential Internet access*
24%
4.620
Current Internet access
Potential Internet access*
Residential
17%
2.180
12.820
Households with Internet access
Total House-holds
8%
3.810
45.310
Households with Internet access
Total House-holds

Telefónica will benefit from the gap in Internet and broadband penetration

* One potential access for every 10 employees in each physical office

Source: Telefónica; Pyramid; Target; Receita Federal; Exame; Lehman Brothers

Telefónica

Translating the Broadband opportunity into revenues and earnings

1. Closing the penetration gap in Broadband access infrastructure
2. Developing a full and compelling service offering for the residential segment
3. Evolving towards end-to-end solutions for our business customers, to capture additional value
4. Refocusing our media assets to address the content opportunity and capture the value for Telefónica

Telefónica

1 *Closing the penetration gap in Broadband access infrastructure*

Spain + Latam
Thousands of DSL lines



90
620
>4.500
2000
2001
2005
2,000
620
400
376
136
DT
TEF
FT
TI
BT

- **Objectives for 2001 largely surpassed**
- **Ambitious but realistic deployment objectives**
- **Close management of economic parameters for profitability**

2

Developing a full and compelling offer for the residential segment

Example: Imagenio

Imagenio

- Telephony
- Videoconferencing
- High speed Internet
  Multimedia messaging
- TV for PC
- Multi-player games
- Games on demand
- Digital TV
- Video and music on demand
- Internet access on TV
- Open and premium TV channels



Telephone
Web Cam
Multimedia PC
Video Gaming Console
Set-top-box
TV
ADSL
• 1,000 homes (pilot phase)
TdE: project management
Terra: PC content/ services
Admira: audio visual contents for PC/TV
Telefónica Cable: TV/Radio channel aggregator

Telefónica

3

Evolving towards end-to-end solutions for our business customers

Example: eBA initiative*


eBA
e-Soluciones
de Banda Ancha
eBA platform (collaboration between TdE and T-Data)
Solution Design
Services and Applications
Multiservice Network
Operations

Concept

- New service strategy for Large Corporations through a joint effort from several Business Lines in the Group
  - Network Communications Services
  - Applications and content
  - Communication management
  - Solutions design

Approach

- Boost high-capillarity Broadband communications and usage of Data Centers
- Develop high value added services
- Reassure reliable solution and high quality management

Development of complete, customized, "end-to-end", industry-specific solutions for corporations

- To help customer increase efficiency in their own businesses
- To capture larger part of corporate communication expenditures

Telefónica

* e-Business over Broadband

4

Refocusing our media assets to address the content opportunity and capture value for Telefónica

Example: Multiplatform content and services unit

- Reorganize and focus the management of the Group's content assets
- Centralize content acquisition, maximizing Group's bargaining power and acquisition know-how to obtain the best available content
- Identify opportunities for intragroup synergies, developing new multiplatform content suitable for different networks and platforms

New Multiplatform content unit



Market
Content acqui-sition and mana-gement
Offe-ring develop ment
Telefónica

Telefónica

Brazil: we have the best platform for growth

Brazil. Million Reais



2001 revenues*
12.816
Traditional wireline business
34%
Long distance wireline
18%
Broadband +Data
20%
Mobile
16%
Other
11%
2005E revenues
>20,000

- Full contribution of new adds
- Tariff rebalancing
- Increased fixed to mobile traffic

- New growth opportunities opened by anticipation of "metas"
- Offer long distance service to current clients, both in Sao Paulo (450-550 M R$ revenue increase during 2002) and outside of Sao Paulo (250-300 M R$)

- Current ADSL penetration in line with developed countries (1,6%)
- Priorities for 2002 include reduction of OPEX and increasing ARPU in SMEs
- New opportunities for increasing market share in corporates

- Present in highest growth regions
- Additionally, joint venture with PT opens up new markets and generates significant synergies

* Proforma (including Teleleste)

Telefónica

These new opportunities add up to significant growth

Revenue growth 2001-2002. Current exchange rate



• Brazil*
• Broadband/Internet
• Data services
• Wireless data
• Content
>60%
Growth in traditional businesses
Growth from new opportunities
Extracting full potential of existing customer base
Expanding our customer base
Total Revenue Growth 01-02

2/3 of 2002 revenue growth arising from new opportunities

* Excluding broadband and Internet

Three building blocks drive our business

Accelerating performance of core business	• Continuous improvement in core businesses
Capture our natural growth potential	• Extracting the full potential of our existing customer base • Expanding our customer base
Strengthen our "one company" model	• **Consolidate our "one company" model**

Evolving our flexible one-company model anticipating industry developments

The trends we observe...

- Before: Multiple pure growth options
- Now: More integrated client approach has higher value

- Data and Internet businesses becoming closer to our core

- Need to optimise efficiency in the use of our resources as one of today's main driver for value creation

... lead us to work on two organizational fronts...

Simplify our approach towards the client
- Fulfilling client needs
- Articulating interfaces

Excel in efficiency
- Capturing synergies
- Creating units to leverage scale in non-core activities
- Managing aggressively internal market transfer prices

...to optimise the performance of our model

More simplicity...

...while maintaining

- **Focus**
- **Transparent business performance**
- **Management accountability**

Telefónica

Strengthening our "one company" model

Multibusiness working sessions	• Group and country Committees • Focused task forces • Competence Centers	**Share best practices and align priorities**
Structured horizontal processes	• Finance and treasury • Planning/Control • Procurement • Brand management • IT architecture	**Optimize critical resources**
Centralization of non-core areas and growth initiatives	• Efficiency improvement in non-core areas • Multi-business growth initiatives	**Capture synergies**

Values that strengthen our common culture

Telefónica

Driving business performance for continued earnings growth

- Telefónica stands out in a challenging environment

- Three building blocks support our future earnings growth
  - Accelerating performance of core businesses
  - Capturing our natural growth potential
  - Strengthening our "one company" model

- **These building blocks translate into a set of management priorities and commitments**

Telefónica

We continue to manage the same key parameters we communicated last year in Rio

Guidance for 2002

Key management parameters

- Customer profitability and market share
- Marketing effectiveness to enhance usage
- Cross-selling
- Efficiency
- Operational leverage
- Quality
- Asset turnover
- CAPEX allocation and control
- Reduction of asset base



Revenues
Costs
EBITDA
CAPEX
Cash-flow

Deliver continued earnings growth

Telefónica

Operational imperatives that will make a difference in 2002

- Fulfil ADSL economic targets
- Intensify commercial coordination in broadband and Internet to accelerate revenue growth
- Implement Group initiatives for resource management to reduce future cost pressures
- TeleSp: be ready to fully capitalize on upside of the Brazilian economy
- Accelerate the development of the JV with PT to materialize the benefits as soon as possible
- Speed up operational take-over of our new assets in Mexico
- Closely monitor that new mobile service revenues reach targets
- Ensure that T-Data delivers in the countries where we are incumbent
- Refocus media assets to maximize value and minimize cash-out for Telefónica

Telefónica

Our commitment: deliver continued earnings growth

Guidance for 2002



Revenues



Revenues (€ Billion)
7,9%
9,0%
28,5
31,1
12-14%
6-8%
2000
2001
Growth 2001-02
Real
Constant exchange rate. Current business perimeter
Constant exchange rates (except Argentina: 2 Pesos/US$ in 2002; 1 Peso /US$ in 2001). Current business perimeter



Customers (millions)
15%
68,2
78,4
>100
2000
2001
2004



2001 customers by market
Other Latam*
Other**
1%
19%
Argen-tina
8%
Spain
49%
Brazil
23%

* Venezuela (7%), Chile (5%), Peru (4%), Mexico (2%), El Salvador (<1%), Guatemala (<1%)
** Morocco

Our commitment: deliver continued earnings growth

Guidance for 2002



Cost

Cost efficiency
(Discretional expenses / net revenues)



-2,6pp
≈-2/-3pp
49,1%
46,5%
2000
2001
2002

Operational leverage
(Fixed costs/total costs)



-2,3pp
-2/-3pp
47,5%
45,2%
2000
2001
2002

* Estimates

Our commitment: deliver continued earnings growth

Guidance for 2002



EBITDA



EBITDA (€ billions)
12,1%
7,4%
9-12%
2-5%
11,9
12,8
2000
2001
Growth
2001-02
Real
Constant exchange rate. Current business perimeter
Constant exchange rates (except Argentina: 2 Pesos/US$ in 2002; 1 Peso /US$ in 2001). Current business perimeter

Telefónica

Our commitment: deliver continued earnings growth

Guidance for 2002


CAPEX

Total CAPEX* (€ billion)


9,1
7,9
-13,2%
-17/-20%
2000
2001
Growth 2001-02

CAPEX* / revenues


32%
26%
-6pp
-6/-8pp
2000
2001
Growth 2001-02

- Real
- Constant exchange rate. Current business perimeter
- Constant exchange rates (except Argentina: 2 Pesos/US$ in 2002; 1 Peso /US$ in 2001). Current business perimeter

 * EX-UMTS licenses and capitalized costs

Telefónica

Our commitment: deliver continued earnings growth

Guidance for 2002


Cash-flow


EBIT (€ billion)
15,5%
9,5%
5,0
5,4
10-13%
3-6%
2000
2001
Growth 2001-02
Cash-flow*
x 3
x 2
0,7
2,3
2000
2001
Growth 2001-02
Real
Constant exchange rate. Current business perimeter
Constant exchange rates (except Argentina: 2 Pesos/US$ in 2002; 1 Peso /US$ in 2001). Current business perimeter

* EBITDA – CAPEX (exc. UMTS licences and capitalized interests) – financial costs - taxes

Telefónica

In conclusion, ...

- ✓ We continued to improve our business performance in 2001
- ✓ We have strengthened our one company model
- ✓ Our growth aspirations are real
- ✓ We have a clear path for 2002-2005
- ✓ Our commitments will deliver tangible results in 2002

Driving business performance for continued earnings growth

Telefónica

Telefónica

Item 9

Telefónica

Second Investor Conference

March 2002, Seville

José María Alvarez - Pallete

CFO of Telefónica Group

Safe harbour

This presentation contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company .

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company´s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

Telefónica

Building value: financial performance and flexibility

Telefónica

Key messages

- Strong financial performance in 2001
- Sound financial management and flexibility
- Commitments to build value

Telecom sector is facing a tough economic environment

General economic slow down



%GDP Growth
5
4
3
2
1
0
1997
1998
1999
2000
2001
2002E
SPAIN
USA

Change in expectations for telecom sector



EV/ EBITDA**
10x
7x
Dec. 2000
Dec. 2001

Exchange rate evolution



Rebased
170%
140%
110%
80%
Jan -01
Mar -01
Jun -01
Sept-01
Dec-01
ARS
BRL
EUR/US$

Difficulties refinancing corporate debt



"5 year" Industry* credit spreads evolution in Euros (rebased)
600%
400%
200%
0%
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01

* Weighted average credit spread over 5yr IRS (interest rate swap) of DT 6/7/2005, TEF 21/9/2005, FT 10/11/2005, BT 15/2/2006

** Average EV/EBITDA ratios of Deutsche Telekom, Telecom Italia, France Telecom and British Telecom

Source: Datastream, Multex Estimates

... *Telefónica has overcome this situation based on ...*

4 drivers of operational performance

- Diversified revenue streams
- Optimize efficiency and Strong EBITDA margins
- Capital allocation and Capex discipline
- Develop new growth platforms

+

4 principles for financial excellence

- Manage risk proactively
- Solid balance sheet
- Optimize cost of capital (funding strategy)
- Efficient support processes

Telefónica

... and has delivered strong fundamentals

Euro Billion

	2001	2000	% Change
Operating revenues	**31,053**	**28,486**	**9.0**
EBITDA	**12,804**	**11,919**	**7.4**
EBITDA margin	*41.2%*	*41.8%*	*-0.6 p.p.*
Operating profit	**5,430**	**4,958**	**9.5**
Net interest expense	(1,862)	(1,860)	0.1
Argentinean peso devaluation to 1.7 ARS per USD	(529)	-	n.a.
Amortization of goodwill	(842)	(501)	68.1
Other income (expense)	(163)	271	n.a.
Income before taxes	**2,034**	**2,868**	**(29.1)**
Net income	**2,107**	**2,505**	**(15.9)**

Telefónica

Telefónica enjoys a sound financial structure

Euro Billion



Tangible fixed assets 36.6
Shareholders equity 25.9
Net Debt 28.9

Tangible fixed exceed net debt

Telefónica has achieved a positive strong operating cash flow

Euro Million



% of operating revenue
2000
2001
EBITDA
Capex
Operating cash flow
11,919
41.8%
(9,096)
2,823
12,804
41.2%
(7,923)
4,881

Key messages

- **Strong financial performance in 2001**
- **Sound financial management and flexibility**
- **Commitments to build value**

Telefónica

Telefónica consistently pursues excellence within its financial management

Manage risk proactively

- Continuous evaluation of macroeconomic situation
- Expertise in risk management
- Address different hedging needs with different tools

Telefónica

Risk management has been a key element to weather the current Latin American environment ...

Telefónica has a diversified portfolio

- Geographic diversification limits overall portfolio volatility
- Equity financed acquisitions share FX risk with seller

Continuous evaluation of macroeconomic situation

- Evaluate macroeconomic trends through a global team of macroeconomists supported by local experts
- Use Telefónica's deep network in Latin America to gain insight on economic situation and future developments
- Periodic top management and board reviews of situation in key geographies
- Launch "deep reviews" when needed (i.e. early 2001) to modify local business plans and prepare hedging plans

Top class hedging capabilities

- Use accounting hedges to reduce FX balance sheet exposure
- Match FX cash flow exposures with cash hedges

Telefónica

... based on our geographic diversification ...


EBITDA 2001
Spain
58%
Other
42%
Brazil
22%
Argentina
11%
Chile
6%
Peru
6%
Other
-2%


US$ EBITDA Standard Deviation*
(rebased)
100
66
34
Stand-alone Latin America assets
Telefónica's Latin America portfolio
Telefónica's Latin America + Spain portfolio

*1990-2001

Telefónica

... and timely accessing imperfect hedging markets ...


NDF* ARS 1Y
Price
2.00
1.80
1.60
1.40
1.20
1.00


Volume (Rebased)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Jan
Feb
Mar
Apr
May
June
July
Aug
Sep
Oct
Nov
Dec
Duration (months)
8
7
6
5
4
3
2
1
0
NDF ARS
Options ARS
Proxy Hedge
Average duration

* Non delivery forwards

... we managed to mitigate the effects of the crisis in Argentina in 2001 ...

Euro Million

Income statement effect*


674
208
62
60
220
369
Loss due to USD debt
Hedging
Increase in Capex
Increase in bad debt provisions
Tax shield and minorities
After tax losses due to devaluation

Net Worth effect*


-2,076
652
-1,424
Devaluation effect
Tax shield
Total Net Worth direct effect

* ARS/USD = 1.7

Telefónica

...and we have protected our exposure in the rest of the region although markets do believe in decoupling

Exchange rates indexed



250
200
150
100
50
0
31/12/01 8/01/02 16/01/02 24/01/02 1/02/02 11/02/02 19/02/02
ARG
BRL

Brazilian Real is not correlated with Argentinean Peso

2002 GDP Growth



2.0
1.5
3.4
3.2
Argentina
Brazil
Mexico
Chile
Peru

Economic crisis in Argentina is not expected to affect the rest of the region

Source: Bloomberg and Market consensus

Telefónica

We have used different hedging tools to cover both accounting and cash risks

Euro Billion


Net Worth
Intra-group debt
Argentina
9.8
6.0
3.0
3.0
3.6
3.0
0.6
Total Investment
Equity book value + intragroup debt before devaluation
Equity book value + intragroup debt after devaluation


Latin-America
40.5
21.5
4.4
17.1
Total Investment
Equity book value + intragroup debt

Telefónica

...and we benefit from sound investments made in recent years (case study: Telesp)

US dollar Billion

Transaction	Telefónica investment	Stake acquired	Implicit EV/EBITDA* Multiple
Telebras privatization	3.1	8.3%	18.5 x
Debt payment	0.3	0.8%	18.5 x
Shares buy-back	0.4	5.1%	13.4 x
Telesp Restructuring		5.1%	10.0 x
Telesp Tenders	8.9	62.6%	7.8 x
Other acquisitions	0.1	0.7%	14.0 x
Total**	12.8	82.6%	8.3 x

Equity book value $ 7.8 Billion

* 2001 EBITDA
** 87.4% after equity swap with Portugal Telecom

Telefónica

Telefónica consistently pursues excellence within its financial management

Manage risk proactively

- Expertise in risk management
- Continuous evaluation of macroeconomic situation
- Cover different hedging needs with different tools

Manage accounting quality

- Quality of assets
- Restructuring effort in previous years
- Transparency

Our healthy asset base sets us apart in a sector whose assets are under scrutiny ...

Lower proportion of intangible assets on balance sheet


Total assets (Euro billion)
86
123
28%
34%
Telefónica*
Selected integrated operators average**

Restated asset base to fair value since 1998	Impact (Euro billion)
▪ Restatement to fair value of several tangible assets both in Spain and abroad	2.2
▪ Write off goodwill arose within several acquisitions	1.5
▪ Accounting hedging of acquisitions financed with equity	16.5
	20.2

* Under proportional consolidation method
** Telecom Italia (incl. Olivetti), France Telecom, British Telecom (incl. MM02), Deutsche Telekom
Source:ABN AMRO

Telefónica

... and we follow prudent accounting practices and total transparency

Conservative accounting principles (Spain GAAP)

- Spain GAAP is based on the principle of prudence: account for all eventual losses and all foreseeable risks when known
  - We record provisions to reflect a decrease in the fair value of assets; but account for profits only when materialized
- We do not record the increases in the fair value of assets

Transparent accounting and reporting

- All subsidiaries are consolidated in the Group accounts, including all SPV's
- In accounting for IRU's (Indefeasible Right of Use of Capacity Agreements), we recognize the income over the period of the contracts in an accrual basis

Telefónica consistently pursues excellence within its financial management

Manage risk proactively
- Expertise in risk management
- Continuous evaluation of macroeconomic situation
- Cover different hedging needs with different tools

Manage accounting quality
- Quality of assets
- Restructuring effort in previous years
- Transparency

Manage the balance sheet efficiently
- Best financial profile in spite of turmoil
- No refinancing risk in 2002
- Debt level at the "efficient frontier": strong single "A"

Telefónica enjoys the best financial position among the large integrated European operators

Net debt position and rating* (Euro billion)



28.9
62.1
62.5
24.0
36.9
Telefó-nica
Deutsche Telecom
France Telecom
British Telecom
Telecom Italia**

Telefónica	Deutsche Telecom	France Telecom	British Telecom	Telecom Italia**
A2/A	A3/A-	BAA-/ BBB+	BAA1/ A-	BAA1/ BBB+

We are committed to maintaining our current credit rating

Debt capacity position

Net Debt / EBITDA 2001



2.3
4.1
5.1
2.5
2.7
Telefó-nica
Deutsche Telekom
France Telecom
British Telecom
Telecom Italia**

EBITDA / Interest expenses 2001



6.9
3.7
3.0
4.7
Telefó-nica
Deutsche Telekom
France Telecom
British Telecom

* Moody's/Standard and Poors
** Including Olivetti net debt
Source: Annual Reports, SSSB, ABN Amro

Telefónica

... with a single "A" rating that we consider optimal within the current economic context...


WACC
Optimal considering tax shield and financial distress (i. e. access to capital markets, step-up clauses in contracts)
Optimal considering only tax shield effect
AAA
AA
A
BBB
BB
B

Telefónica

... and a balanced debt structure ...

Total debt. Euro Billion. Percentage



100% =
28.9
28.9
28.9
59% Variable
41% Fixed
23% Short term
77% Long term
45% EUR
36% USD
18% Latin America
1% other
By fixed/ variable interest rate
By maturity*
By currency
UFC
7%
BRL
5%
PEN
4%
ARS
2%

* Average maturity of 5.5 years

Telefónica

... that we manage to refinance even within current difficult market conditions

Euro Million

"5 year" credit spreads evolution in Euros

Spread over IRS in B.P.



Global bond issuance two tranches:
Euro 1.0 Bn
USD 5.0 Bn
September 2000
Eurobond Euro 2.0 Bn
October 2001
FT
10/11/05
DT
06/07/05
TEF
21/09/05
200
180
160
140
120
100
80
60
40
20
0
Sep-00
Mar-01
Sep-01
Dec-01

Telefónica's short term debt refinancing



100% =
4,099
4,099
Commercial paper
Bonds
Credit lines
1,554
947
1,598
1,554
2,545
Commercial paper renewal/ back-up lines
Credit line renewal /free cash flow generation
Short term debt 2001*
Refinancing options for 2002

*Net maturity until 31/12/2002

Source: Bloomberg

Telefónica consistently pursues excellence within its financial management

Manage risk proactively
- Expertise in risk management
- Continuous evaluation of macroeconomic situation
- Cover different hedging needs with different tools

Manage accounting quality
- Quality of assets
- Restructuring effort in previous years
- Transparency

Manage the balance sheet efficiently
- Best financial profile in spite of turmoil
- No refinancing risk in 2002
- Debt level at the "efficient frontier": strong single "A"

Manage costs
- Optimize cost of capital
- Efficient support processes

Telefónica

Telefónica has achieved significant savings in financial expenses

Interest rate management


Effective
interest rate
Average
Net Debt (Euro Billion)
7.65%
6.34%
26.9
31.2
28.9
Dec.
2000
June
2001
Dec.
2001

Intragroup financing

- **Helps to maintain rating in the "A" level by reducing structural subordination**
- **Allows privileged access to cash flows from subsidiaries**
- **Reduces FX accounting risk in the income statement (not in net worth)**
- **Average financing balance of USD 2,382 million**

Savings of approx. € 500 million in 2001

Telefónica

We have obtained remarkable efficiency improvements in support processes in the finance area through several initiatives

	Description	Savings
Shared services	• Reduced costs and investments through concentration of support activities • For the units swap a fixed cost to variable • Free up management time and provide common tools	• NPV USD 850 million
Treasury management	• Cash pooling for all business units in Spain • Corporate treasury: finance short term needs of the Group and manage working capital for non-Spanish operators	• Implicit savings of Euro 21 million in 2001 • Implicit savings of Euro 65 million in 2001
Insurance	• Manage centrally corporate insurance	• Quality coverage and savings
Investor relations	• Provides transparency (2nd in Europe as per Reuters Institutional Investor Survey 2002)	

Telefónica

In summary, our strong operating performance and financial management provides unique flexibility when considering opportunities ...

2002-2007. Cumulative cash flow. Euro Billion



90.2
42.6
17.7
29.9
EBITDA
Capex*
Working capital, net interest, taxes and other
Cash available to shareholder
Repay all debt outstanding (28.9 billion euros) before maturity
Acquire or build one "Telefónica Brazil" every 2 years or 3-4 European small operators

Capex excluding UMTS licenses

Source: Analysts estimates

... and makes Telefónica the European large operator with more degrees of freedom ...

Leverage capacity

	TEF	T1	T2	T3	T4
EBITDA/ Net Debt	○	○	○	●	●

Equity purchasing power index

	TEF	T1	T2	T3	T4
High multiple*	○	●	●	○	○
High liquidity**	○	●	●	●	○
No overhang	○	○	○	●	●


EBITDA
EBITDA/ Net Debt
Telco 1
Telco 2
Telco 3
Telco 4
Telefónica
Equity purchasing power index

* High multiple defined as higher than 7x EV/EBITDA trading multiple
** High liquidity defined as more than € 300 Million daily equity turnover
Source: Telefónica estimates, Multex estimates, Bloomberg, ABN Amro

Telefónica consistently pursues excellence within its financial management

Manage risk proactively

- Expertise in risk management
- Continuous evaluation of macroeconomic situation
- Cover different hedging needs with different tools

Manage accounting quality

- Quality of assets
- Restructuring effort in previous years
- Transparency

Manage the balance sheet efficiently

- Best financial profile in spite of turmoil
- No refinancing risk in 2002
- Debt level at the "efficient frontier": strong single "A"

Manage additional aspects and processes

- Optimize cost of capital
- Efficient support processes

Telefónica

Key messages

- **Strong financial performance in 2001**
- **Sound financial management and flexibility**
- **Commitments to build value**

Telefónica

We have made good progress against the commitments shared in Rio

- Solid and well diversified revenue growth ✓
- Well balanced growing EBITDA margin ✓
- Reinforcing capital discipline: Capex/Revenue ✓
- **Enhancing free cash flow margins** ✓
- **Improving asset turnover: revenue/capital employed** ✓

Concrete actions have been taken to reach cash flow margin targets

Cash flow* margins


2000
2.5%
2001
7.3%
Average 2002-05 Target
13-15 %

Key actions to improve CF

- Improving operational efficiencies
- Monitoring interest expense
- Generating more value in centralized functions
- Optimizing tax planning
- Reducing minority losses

* Operating cash flow – financial expenses - taxes

Telefónica

... and to continue optimizing asset turnover

Asset turnover*


2000
0.46
2001
0.50
2002-2005
target
0.50 – 0.55

- **Telefónica has launched a number of actions to reduce capital employed while creating value**
  - **Real estate divestitures to reduce capital employed by one billion euros in three years**
  - **Factoring**
  - **Divestiture of financial stakes**

* Revenues/capital employed

Going forward we have set specific commitments to increase our profitability ...


Well diversified operating profit growth
Optimized capital employed
Solid and well diversified revenue growth
8-11%
01
02-05
Well balanced growing EBITDA
9-12%
01
02-05
Reinforcing capital discipline
26%
12-16%
01
02-05
Improving asset turnover
0.5
0.5-0.55
01
02-05
Improve return over capital employed
7.9%
XX.X
01
05

- Commitments built into business plans of the different units and tracked regularly to ensure compliance
- Continuous tracking and reporting of ROCE by business

Telefónica

... while continuing to enhance our cost of capital

Percentage

Telefónica
Selected Peers' average*

Efficient cost of equity

Limit operational and financial risk
Share price standard deviation



1.8
2.0
2.6
2.5
2.1
2.6
2.9
3.4
2.6
3.1
1997
1998
1999
2000
2001

- **Long term sustainable EBITDA margin**
- **Diversified regulatory risk**
- **Geographically diversified cash flow sources**

Optimised cost of debt

Optimize capital structure at efficient frontier
Net debt/total assets



37
34
39
31
38
31
29
46
33
37
1997
1998
1999
2000
2001

- **Optimal position at efficient frontier for debt**

Improve cost of debt
Effective interest rate



9.2
7.1
9.4
7.2
8.9
5.4
7.7
6.5
6.4
7.9
1997
1998
1999
2000
2001

- **Tax management**
- **Monitoring interest rate and FX management**
- **Treasury management**

* Average of Deutsche Telekom, Telecom Italia, France Telecom and British Telecom
Source:Datastream, analyst estimates

Telefónica

Finally, we are committed to continue offering a unique investment proposition with a clear focus on value creation

We have a strong position . . .

- Strong operational performance in 2001
- Solid and transparent balance sheet
- Flexibility to capture organic and non organic growth opportunities
- Better financials than the peer group

. . . that we commit to improve further . . .

- Five clear commitments from "Rio"
- Maximize ROCE
- Optimize Cost of Capital
- Use cash generated in value creating opportunities

. . . counting on the competitive advantage that represents our financial expertise

- Efficient shared services (horizontal initiatives)
- Intra group "debt market"
- Top class risk management integrated with the businesses
- Financial innovation
- Commitment to value creation

Telefónica

Telefónica

Item 10


Second Investor Conference
March 2002, Sevilla
Telefónica
What to expect from Telefónica?
César Alierta
Chairman & CEO
Telefónica S.A.

Safe harbour

This presentation contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company .

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company´s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

Telefónica

Our Dual Strategic Position

Continued emphasis on management

- Our operational and financial performance are not accidental
- They are the result of years of work and focus on doing things right
- We will cultivate our strong fundamentals and will improve them on a daily basis

A bias for growth, a will to lead

- We reaffirm our commitment to profitable growth, based on:
  - developing our existing customer relationships and geographies
  - a fundamental understanding of our business
  - maximizing FCF through tight control of Operating Cost and Capex
- Additionally we will continue to explore growth opportunities that leverage our strength and skill set

Telefónica

We are Excited about the Future

The Digital Revolution → **A strategic opportunity to develop our 78 million customer relationships into additional revenues and profits within a 500 MM pops potential market**

Sector revolution → **Disparities in performance will accelerate a redefinition of industry borders that will translate into new non organic growth opportunities**

We have the necessary requirements

- Track record
- Core skills
- Financial flexibility

Telefónica

Medium Term Outlook

(Constant FX)

REVENUES


CAGR 8-11%
2001
2005

EBITDA


CAGR 9-12%
2001
2005

EBIT


CAGR 9-12%
2001
2005

CAPEX / Revenues	25.5%	12-16%

(*) EBITDA-CAPEX

Operating Cash Flow (*)

Eur bn


> 33
4.9
2001
Acum. 2002-2005

Telefónica

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA, S.A.

Date: March 11, 2002

By: ______________________

Name: Antonio Alonso Ureba

Title: General Secretary and Secretary to the Board of Directors